SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed quarterly information for the period ended June 30, 2022 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luís Carlos Berrini, 105 - 12º andar, Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – BA

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2022, comprising the balance sheet as of June 30, 2022 and the respective statements of income and of comprehensive income for the periods of three and six months then ended and of changes in shareholders' equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 10, 2022

Octavio Zampirollo Neto
CT CRC 1SP-289.095/O-3

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Braskem S.A.

Statement of interim financial position
Base date: 06/30/2022
All amounts in thousands of reais

Assets	Note	Consolidated		Parent company	
		Jun/22	Dec/21	Jun/22	Dec/21
Current assets					
Cash and cash equivalents	5	9,527,745	8,680,686	4,828,306	2,298,344
Financial investments	6	3,825,231	3,492,710	3,712,213	3,358,314
Trade accounts receivable	7	7,124,359	7,153,565	5,224,142	5,483,610
Inventories	8	17,022,634	16,335,101	11,783,696	11,821,145
Taxes recoverable	10	545,521	1,428,658	347,146	1,301,432
Income tax and social contribution		759,406	1,189,812	207,237	123,004
Derivatives	20.2	92,542	33,816	40,488	3,075
Other receivables		995,979	979,097	723,615	740,201
		39,893,417	**39,293,445**	**26,866,843**	**25,129,125**
Non-current assets					
Financial investments	6	17,773	16,845		
Trade accounts receivable	7	3,762	13,395	3,762	8,813
Taxes recoverable	10	1,402,537	1,252,058	1,095,999	956,843
Income tax and social contribution		239,940	230,069	239,402	229,809
Deferred income tax and social contribution	22(c)	7,166,581	8,257,252	5,626,500	6,345,249
Judicial deposits		207,258	194,212	197,418	184,383
Derivatives	20.2	56,899	51	56,899	51
Other receivables		384,466	365,652	157,709	270,256
Investments	11	138,199	58,923	22,515,297	23,229,924
Property, plant and equipment	12	36,235,848	37,225,130	15,923,522	15,546,067
Intangible assets	13	2,851,084	2,877,299	2,515,813	2,526,244
Right of use of assets	14	3,171,676	2,780,037	2,013,229	1,399,298
		51,876,023	**53,270,923**	**50,345,550**	**50,696,937**
Total assets		**91,769,440**	**92,564,368**	**77,212,393**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 06/30/2022
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Jun/22	Consolidated Dec/21	Parent company Jun/22	Parent company Dec/21
Current liabilities					
Trade payables	15	12,711,621	12,053,266	12,936,547	13,372,846
Borrowings	16	1,746,355	1,343,494	641,819	123,775
Braskem Idesa borrowings	17	152,646	86,765		
Debenture	18	68,629	59,088	7,211	
Derivatives	20.2	232,076	256,131	147,148	227,937
Payroll and related charges		698,212	1,170,346	500,411	772,597
Taxes payable	21	852,775	1,012,116	609,112	689,942
Income tax and social contribution		1,999,426	1,672,844	1,191,394	1,501,433
Leniency agreement	25	370,477	353,385	370,477	353,385
Sundry provisions	23	315,352	465,051	265,135	377,314
Accounts payable to related parties	9(b)			1,060,522	1,241,223
Provision - geological event in Alagoas	26	4,719,473	4,378,071	4,719,473	4,378,071
Lease	14(b)	695,969	675,366	385,634	321,424
Other payables		1,130,685	1,667,600	676,673	1,001,534
		25,693,696	**25,193,523**	**23,511,556**	**24,361,481**
Non-current liabilities					
Trade payables	15	6,976	111,464	6,976	111,464
Borrowings	16	31,382,982	33,553,766	4,895,829	2,840,407
Braskem Idesa borrowings	17	11,286,568	12,224,770		
Debenture	18	1,109,018	137,830	996,172	
Derivatives	20.2	162,240	362,915	162,240	362,915
Taxes payable	21	244,509	260,497		
Accounts payable to related parties	9(b)			29,541,510	31,827,162
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,405,570	3,646,538		
Deferred income tax and social contribution	22(c)	1,279,606	1,407,434		
Post-employment benefits		462,985	487,697	248,429	249,252
Provision for losses on subsidiaries	11(b)			941,298	783,930
Legal provisions	24.1	1,173,914	1,153,830	1,165,581	1,143,439
Leniency agreement	25	478,966	769,911	478,966	769,911
Sundry provisions	23	817,175	824,212	779,838	743,997
Provision - geological event in Alagoas	26	2,982,286	3,283,188	2,982,286	3,283,188
Lease	14(b)	2,864,487	2,481,048	1,936,472	1,356,698
Other payables		430,643	461,917	95,972	126,399
		58,087,925	**61,167,017**	**44,231,569**	**43,598,762**
Shareholders' equity	27				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		6,175	3,473	6,175	3,473
Revenue reserves		2,133,935	3,483,935	2,133,935	3,483,935
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Long-term incentive plans		23,229	31,932	23,229	31,932
Other comprehensive income		(2,711,557)	(3,170,158)	(2,711,557)	(3,170,158)
Treasury shares		(28,173)	(38,197)	(28,173)	(38,197)
Retained earnings		2,490,825		2,490,825	
Total attributable to the Company's shareholders		9,469,268	7,865,819	9,469,268	7,865,819
Non-controlling interest in subsidiaries		(1,481,449)	(1,661,991)		
		7,987,819	**6,203,828**	**9,469,268**	**7,865,819**
Total liabilities and shareholders' equity		**91,769,440**	**92,564,368**	**77,212,393**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2022
All amounts in thousands of reais, except earnings (loss) per share

	Note				Consolidated
		2Q2022	2Q2021	Jun/22	Jun/21
Net revenue	29	**25,411,299**	**26,421,465**	**52,142,743**	**49,113,633**
Cost of products sold	30	(21,332,798)	(16,608,900)	(42,934,227)	(32,063,098)
Gross profit		**4,078,501**	**9,812,565**	**9,208,516**	**17,050,535**
Income (expenses)					
Selling and distribution	30	(509,858)	(460,035)	(1,057,565)	(932,144)
Loss (reversals) for impairment of trade accounts receivable and others from clients	30	(12,615)	3,625	(21,771)	5,187
General and administrative	30	(665,720)	(588,925)	(1,279,267)	(1,108,155)
Research and development	30	(78,174)	(62,044)	(151,094)	(124,217)
Results from equity investments		9,930	622	26,524	2,992
Other income	30	71,337	655,628	109,994	1,434,535
Other expenses	30	(1,238,817)	(298,343)	(1,410,469)	(525,760)
Profit (loss) before net financial expenses and taxes		**1,654,584**	**9,063,093**	**5,424,868**	**15,802,973**
Financial results	31				
Financial expenses		(1,429,363)	(1,366,420)	(2,782,545)	(3,057,559)
Financial income		436,787	488,727	789,381	1,407,330
Exchange rate variations, net		(2,400,029)	1,835,112	(152,042)	(855,700)
		(3,392,605)	**957,419**	**(2,145,206)**	**(2,505,929)**
Profit (loss) before income tax and social contribution		**(1,738,021)**	**10,020,512**	**3,279,662**	**13,297,044**
Current and deferred income tax and social contribution	22(a)	275,322	(2,458,551)	(794,982)	(3,321,332)
Net profit (loss) for the period		**(1,462,699)**	**7,561,961**	**2,484,680**	**9,975,712**
Attributable to:					
Company's shareholders		(1,406,079)	7,423,582	2,477,785	9,917,793
Non-controlling interest in subsidiaries		(56,620)	138,379	6,895	57,919
Net profit (loss) for the period		**(1,462,699)**	**7,561,961**	**2,484,680**	**9,975,712**
Earnings per share - basic and diluted - R$	28				
Basic					
Common				3.1126	12.4648
Preferred shares class "A"				3.1128	12.4652
Preferred shares class "B"				0.6057	0.6057
Diluted					
Common				3.1126	12.4648
Preferred shares class "A"				3.1056	12.4258
Preferred shares class "B"				0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2022
All amounts in thousands of reais, except earnings (loss) per share

	Note				Parent company
		2Q2022	2Q2021	Jun/22	Jun/21
Net revenue	29	**18,405,588**	**16,359,062**	**36,376,182**	**31,149,565**
Cost of products sold	30	(16,634,701)	(11,031,940)	(32,311,805)	(21,567,723)
Gross profit		**1,770,887**	**5,327,122**	**4,064,377**	**9,581,842**
Income (expenses)					
Selling and distribution	30	(307,555)	(240,943)	(594,454)	(467,687)
Loss (reversals) for impairment of trade accounts receivable and others from clients	30	1,399	3,705	(3,518)	1,157
General and administrative	30	(449,762)	(400,678)	(856,265)	(718,111)
Research and development	30	(44,818)	(36,302)	(82,396)	(67,474)
Results from equity investments	11(c)	1,038,113	3,103,716	3,037,373	4,853,139
Other income	30	41,968	725,501	75,207	1,472,832
Other expenses	30	(1,239,997)	(369,071)	(1,435,452)	(519,630)
Profit (loss) before net financial expenses and taxes		**810,235**	**8,113,050**	**4,204,872**	**14,136,068**
Financial results	31				
Financial expenses		(1,138,617)	(887,013)	(2,260,022)	(2,255,054)
Financial income		349,493	422,258	527,388	1,174,380
Exchange rate variations, net		(2,152,407)	1,508,662	(211,873)	(713,171)
		(2,941,531)	**1,043,907**	**(1,944,507)**	**(1,793,845)**
Profit (loss) before income tax and social contribution		**(2,131,296)**	**9,156,957**	**2,260,365**	**12,342,223**
Current and deferred income tax and social contribution	22(a)	725,217	(1,733,375)	217,420	(2,424,430)
Net profit (loss) for the period		**(1,406,079)**	**7,423,582**	**2,477,785**	**9,917,793**
Earnings per share - basic and diluted - R$	28				
Basic					
Common				3.1126	12.4648
Preferred shares class "A"				3.1128	12.4652
Preferred shares class "B"				0.6057	0.6057
Diluted					
Common				3.1126	12.4648
Preferred shares class "A"				3.1056	12.4258
Preferred shares class "B"				0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 06/30/2022
All amounts in thousands of reais

	Note	2Q2022	2Q2021	Jun/22	Consolidated Jun/21
Net profit (loss) for the period		**(1,462,699)**	**7,561,961**	**2,484,680**	**9,975,712**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		(256,831)	494,000	247,978	337,287
Fair value of cash flow hedge from jointly-controlled, net of taxes		2,464	(2,786)	1,660	(2,405)
		(254,367)	491,214	249,638	334,882
Exchange variation of foreign, net of taxes	20.2 (a.i)	(1,293,057)	2,902,958	1,570,940	1,495,909
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.2 (a.ii)	90,942	415,213	344,741	187,482
		(1,202,115)	3,318,171	1,915,681	1,683,391
Foreign subsidiaries currency translation adjustment		1,951,417	(2,746,088)	(1,549,156)	(1,003,588)
Foreign subsidiaries currency translation adjustment		**494,935**	**1,063,297**	**616,163**	**1,014,685**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes					1,067
Total					1,067
Total comprehensive income for the period		**(967,764)**	**8,625,258**	**3,100,843**	**10,991,464**
Attributable to:					
Company's shareholders		(795,278)	8,197,898	2,919,065	10,820,174
Non-controlling interest in subsidiaries		(172,486)	427,360	181,778	171,290
Total comprehensive income for the period		**(967,764)**	**8,625,258**	**3,100,843**	**10,991,464**

The notes are an integral part of the interim financial statements.

Braskem

Braskem S.A.

Statement of comprehensive income
Base date: 06/30/2022
All amounts in thousands of reais

					Parent company
	Note	2Q2022	2Q2021	Jun/22	Jun/21
Net profit (loss) for the period		**(1,406,079)**	**7,423,582**	**2,477,785**	**9,917,793**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		(256,831)	470,390	247,978	280,364
Fair value of cash flow hedge from jointly-controlled, net of taxes		2,464	(2,786)	1,660	(2,405)
		(254,367)	485,311	249,638	320,651
Exchange variation of foreign, net of taxes	20.2 (a.i)	(1,293,057)	2,902,958	1,570,940	1,495,909
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.2 (a.ii)	68,206	311,410	258,555	140,612
		(1,224,851)	3,214,368	1,829,495	1,636,521
Foreign subsidiaries currency translation adjustment		2,090,019	(2,925,363)	(1,637,853)	(1,055,858)
Foreign subsidiaries currency translation adjustment		**610,801**	**774,316**	**441,280**	**901,314**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes					1,067
Total					1,067
Total comprehensive income for the period		**(795,278)**	**8,197,898**	**2,919,065**	**10,820,174**

The notes are an integral part of the interim financial statements.

Braskem

Statement of changes in equity

All amounts in thousands of reais

	Note	Capital	Capital reserve	Revenue reserves: Legal reserve	Revenue reserves: Tax incentive	Revenue reserves: Retention of profits	Revenue reserves: Additional dividends proposed	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Treasury shares	Retained earnings / (accumulated losses)	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
		Attributed to shareholders' interest													
At January 1, 2021		8,043,222						(488,388)	31,609	(5,209,498)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Net profit for the period												9,917,793	9,917,793	57,919	9,975,712
Other comprehensive income	27.4									902,381			902,381	113,371	1,015,752
Comprehensive income for the period:										902,381		9,917,793	10,820,174	171,290	10,991,464
Other assetand liability valuation adjustments	27.4									4,698		13,442	18,140		18,140
Prescribed dividend												1,653	1,653		1,653
Incentive long termplan payments with treasury shares			3,473								11,507		14,980		14,980
Long term incentive plan									7,360				7,360	(132)	7,228
Balances at June 30, 2021		8,043,222	3,473					(488,388)	38,969	(4,302,419)	(38,197)	5,403,341	8,660,001	(1,493,054)	7,166,947
At January 1, 2022		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)		7,865,819	(1,661,991)	6,203,828
Net profit for the period												2,477,785	2,477,785	6,895	2,484,680
Other comprehensive income	27.4									441,280			441,280	174,883	616,163
Comprehensive income for the period:										441,280		2,477,785	2,919,065	181,778	3,100,843
Other assetand liability valuation adjustments	27.4									17,321		13,440	30,761		30,761
Long term incentive plan									(8,703)				(8,703)		(8,703)
Other												(400)	(400)		(400)
Incentive long termplan payments with treasury shares	27.2		2,702								10,024		12,726		12,726
Additional dividends approved in the board meeting	27.3						(1,350,000)						(1,350,000)		(1,350,000)
Proposed dividends														(1,236)	(1,236)
Balances at June 30, 2022		8,043,222	6,175	472,770	1,017,546	643,619		(488,388)	23,229	(2,711,557)	(28,173)	2,490,825	9,469,268	(1,481,449)	7,987,819

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 06/30/2022
All amounts in thousands of reais

	Note	Consolidated Jun/22	Consolidated Jun/21	Parent company Jun/22	Parent company Jun/21
Profit before income tax and social contribution		3,279,662	13,297,044	2,260,365	12,342,223
Adjustments for reconciliation of profit					
Depreciation and amortization		2,125,603	1,854,126	1,388,713	1,062,299
Results from equity investments	11(c)	(26,524)	(2,992)	(3,037,373)	(4,853,139)
Interest foreign exchange gain/losses		1,092,038	948,876	1,658,357	1,235,568
Provisions, net		32,016	34,495	31,937	33,704
Provision (reversal) - geological event in Alagoas	30	1,253,454	(211,625)	1,253,454	(211,625)
PIS and Cofins credits - exclusion of ICMS from the calculation basis	30		(1,031,099)		(1,031,099)
Loss for impairment of trade accounts receivable and others from clients		21,771	(5,187)	3,518	(1,157)
(Reversal) provision for losses and write-offs of long-lived assets		(5,869)	(41,935)	(7,934)	(45,344)
		7,772,151	**14,841,703**	**3,551,037**	**8,531,430**
Changes in operating working capital					
Financial investments		(194,869)	(134,643)	(219,586)	(64,915)
Trade accounts receivable		(227,039)	(3,547,167)	278,256	(1,298,873)
Inventories		(869,870)	(4,368,551)	63,105	(3,113,967)
Taxes recoverable		1,181,228	1,376,060	1,172,283	1,635,639
Prepaid expenses		(57,436)	51,135	294,918	86,643
Other receivables		(125,762)	(238,380)	(195,677)	(160,490)
Trade payables		1,186,210	1,257,947	(356,368)	1,092,908
Taxes payable		(307,323)	451,494	(391,718)	30,734
Leniency agreement		(317,867)	(389,087)	(317,867)	(389,087)
Sundry provisions		(211,033)	(161,500)	(136,874)	(126,017)
Geological event in Alagoas	26	(1,308,374)	(1,329,533)	(1,308,374)	(1,329,533)
Other payables		(899,812)	(53,605)	(590,564)	(97,300)
Cash generated from operations		**5,620,204**	**7,755,873**	**1,842,571**	**4,797,172**
Interest paid		(1,401,546)	(1,589,653)	(201,086)	(249,523)
Income tax and social contribution paid		(513,442)	(1,350,106)	(408,374)	(832,024)
Net cash generated from operating activities		**3,705,216**	**4,816,114**	**1,233,111**	**3,715,625**
Proceeds from the sale of fixed and intangible assets		572	39,675	584	39,675
Dividends received		2,947		2,239,485	
Additions to investments in subsidiaries		(55,743)		(3,787)	(25,000)
Acquisitions to property, plant and equipment and intangible assets		(1,807,094)	(1,223,686)	(1,460,605)	(1,044,941)
Net cash (used) generated in investing activities		**(1,859,318)**	**(1,184,011)**	**775,677**	**(1,030,266)**
Short-term and Long-term debt					
Acquired		4,147,345	11,142	4,147,345	
Payments		(2,902,902)	(6,670,063)	(570,503)	(1,485,358)
Braskem Idesa borrowings					
Payments		(46,818)	(503,500)		
Related parties					
Acquired				1,672,262	19,463
Payments				(3,156,114)	(3,984,646)
Mutual payment of non-controlling shareholder at Braskem Idesa		(34,122)			
Lease		(377,308)	(395,664)	(222,555)	(215,528)
Dividends paid		(1,350,220)	(109)	(1,349,261)	(59)
Net cash generated (used) in financing activities	19	**(564,025)**	**(7,558,194)**	**521,174**	**(5,666,128)**
Exchange variation on cash of foreign subsidiaries		(434,814)	(171,748)		
Increase (decrease) in cash and cash equivalents		**847,059**	**(4,097,839)**	**2,529,962**	**(2,980,769)**
Represented by					
Cash and cash equivalents at the beginning of the period		8,680,686	13,862,852	2,298,344	8,377,511
Cash and cash equivalents at the end of the period		9,527,745	9,765,013	4,828,306	5,396,742
(Decrease) increase in cash and cash equivalents		**847,059**	**(4,097,839)**	**2,529,962**	**(2,980,769)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 06/30/2022
All amounts in thousands of reais

	Consolidated		Parent company	
	Jun/22	Jun/21	Jun/22	Jun/21
Revenue	**60,524,477**	**58,142,719**	**44,641,322**	**40,181,125**
Sale of goods, products and services	60,577,897	56,954,415	44,752,349	38,954,091
Other income, net	(31,649)	1,183,117	(93,236)	1,225,877
Loss for doubtful accounts	(21,771)	5,187	(17,791)	1,157
Inputs acquired from third parties	**(43,786,546)**	**(35,171,878)**	**(39,146,144)**	**(25,113,396)**
Cost of products, goods and services sold	(41,169,491)	(33,871,778)	(38,196,038)	(24,213,059)
Material, energy, outsourced services and others	(2,616,066)	(1,332,899)	(950,942)	(935,225)
Gain (impairment) of assets	(989)	32,799	836	34,888
Gross value added	**16,737,931**	**22,970,841**	**5,495,178**	**15,067,729**
Depreciation, amortization and depletion	(2,125,603)	(1,854,126)	(1,388,713)	(1,062,299)
Net value added produced by the Company	**14,612,328**	**21,116,715**	**4,106,465**	**14,005,430**
Value added received in transfer	**1,249,658**	**1,823,388**	**3,662,408**	**6,113,735**
Results from equity investments	26,524	2,992	3,037,373	4,853,139
Financial income	1,223,031	1,819,883	624,932	1,260,505
Other	103	513	103	91
Total value added to distribute	**15,861,986**	**22,940,103**	**7,768,873**	**20,119,165**
Personnel	**1,019,052**	**1,066,370**	**640,197**	**601,090**
Direct compensation	808,846	849,471	483,714	453,871
Benefits	172,360	181,431	117,611	112,629
FGTS (Government Severance Pay Fund)	37,846	35,468	38,872	34,590
Taxes, fees and contribuitions	**8,887,976**	**7,369,134**	**1,947,990**	**6,413,714**
Federal	6,346,358	4,637,724	674,695	3,728,533
State	2,483,767	2,670,404	1,257,672	2,670,404
Municipal	57,851	61,006	15,623	14,777
Remuneration on third parties' capital	**3,470,278**	**4,528,887**	**2,702,901**	**3,186,568**
Financial expenses	3,327,916	4,315,474	2,529,120	3,044,206
Rentals	142,362	213,413	173,781	142,362
Remuneration on own capital	**2,484,680**	**9,975,712**	**2,477,785**	**9,917,793**
Profit for the period	2,477,785	9,917,793	2,477,785	9,917,793
Non-controlling interest in subsidiaries	6,895	57,919		
Value added distributed	**15,861,986**	**22,940,103**	**7,768,873**	**20,119,165**

The notes are an integral part of the interim financial statements.

Summary of Notes

All amounts in thousands Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company" or Consolidated), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange("LATIBEX") under the ticker XBRK

The Company is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On September 27, 2021, BI signed the following documents to enable the continuity of its operations:

(i) amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures, especially with the obtainment of licenses, permits and rights of way for the project to build an ethane import terminal ("Terminal Agreement").

The Amendment changed the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024.

The Amendment further established first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references. Note that the terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources.

The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

On June 14, 2022, BI signed agreements with Advario B.V. to sell 50% of the capital stock of Terminal Química Puerto México ("TQPM"), the subsidiary of BI responsible for developing and operating the ethane import terminal project in Mexico. The operation is subject to the applicable approvals and after completed, each of the parties involved will hold a 50% of equity interest in TQPM.

All amounts in thousands Reais, except as otherwise stated

2 Basis of preparation and presentation of the quarterly information

The consolidated and parent company quarterly information ("Quarterly Information") were prepared and is presented in accordance with the Technical Pronouncement CPC21(R1) – Interim Statements, issued by the Accounting Pronouncements Committee (CPC), equivalent to IAS34 - Interim Financial Reporting, issued by the International Accounting Standards Board.

This quarterly information refers to the six-month period ended as of June 30, 2022 and should be read jointly with the financial statements of the Company for the year ended December 31, 2021, which comprise a complete set of the notes.

This quarterly information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies and methods of computation were followed in this quarterly information as those followed in the preparation of the Company's annual financial statements related to the year ended December 31, 2021.

The judgments and assumptions made by management in the use of estimates for preparing this quarterly information did not differ significantly from those described in the financial statements as of December 31, 2021, which were issued on March 16, 2022.

The issue of this quarterly information was authorized by the Executive Board, with its disclosure authorized by the Board of Directors, in a meeting held on August 10, 2022.

All amounts in thousands Reais, except as otherwise stated

The consolidated quarterly information includes the quarterly information of the Parent Company and the following entities:

			Participação no capital total e votante (%)		
					Jun/22 e Dez/21 (*)
		Sede	Direta	Indireta	Total
Controladas diretas					
BM Insurance Company Limited ("BM Insurance")		Bermudas	100		100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	99,67	0,33	100
Braskem Energy Ltda.		Brasil	100		100
Braskem Finance Limited ("Braskem Finance")		Ilhas Cayman	100		100
Braskem Green S.A.		Brasil	100		100
Braskem Incorporated Limited ("Braskem Inc.")		Ilhas Cayman	100		100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		México	99,97	0,03	100
Braskem Netherlands B.V. ("Braskem Holanda")		Holanda	100		100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	99,79	0,21	100
Braskem Ventures Ltda. ("Braskem Ventures")	(ii)	Brasil	100		
Cetrel S.A. ("Cetrel")		Brasil	63,70		63,70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	96,34	3,66	100
Voqen Energia Ltda. ("Voqen Energia")	(i)	Brasil	100		
Entidades de Propósito Específico					
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brasil	100		100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brasil	100		100
Controladas indiretas					
Braskem America Finance Company ("Braskem America Finance")		EUA		100	100
Braskem America, Inc. ("Braskem America")		EUA		100	100
Braskem Europe GmbH ("Braskem Alemanha")		Alemanha	5,66	94,34	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		México	0,01	74,99	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		México		75	75
Braskem India Private Limited ("Braskem India")		Índia		100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		México		100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		México		100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Holanda		100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Holanda		100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Holanda		100	100
Builder Brasil Ltda. ("Builder Brasil")	(ii)	Brasil		100	
Builder USA LLC. ("Builder USA")	(ii)	EUA		100	
Distribuidora de Água Camaçari S.A. ("DAC")		Brasil		63,70	63,70
Terminal Química Puerto México ("Terminal Química")		México		75	75

(*) In the period ended June 30, 2022, there were no changes in the interests in total and voting capital compared to December 2021, except for the acquisition/incorporation of the companies below:

(i) Voqen Energia - Subsidiary acquired in January 2022 and is in the pre-operational phase. Its main activities include power trading and rendering related services, such as business intermediation, commercial advice and representation in the Free Energy Contracting Environment.

(ii) Braskem Ventures, Builder Brasil e Builder USA - Subsidiaries incorporated between May/22 and June/22, which are in the pre-operational stage. These subsidiaries will support the creation and development of start-ups.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom e Braskem Holanda Green	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços e Terminal Química	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

All amounts in thousands Reais, except as otherwise stated

3 Normative changes adopted in current fiscal year

The following normative changes that come into force for fiscal years starting from January 1, 2022 are:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15(R1)/IFRS 3).

Based on Management's assessment, these amendments did not have any significant impacts on this quarterly information.

4 Updates on relevant topics

4.1 Main measures and impacts due to COVID-19

Due to the context of the COVID-19 pandemic, Braskem has been monitoring the impacts on its businesses and communities where it operates. In the second quarter of 2022, the capacity utilization rates of the petrochemical plants in Brazil and United States decreased in relation to the first quarter of 2022, mainly due to scheduled maintenance shutdowns. In the other regions where Braskem has industrial assets (United States, Europe and Mexico), the utilization rate was lower than in the previous quarter, mainly due to scheduled shutdowns and operating adjustments at feedstock suppliers. Moreover, the number of team members and contractors working on its industrial assets is being gradually reestablished, while considering all safety rules and maintaining operational reliability.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates that could have resulted in impacts and no significant effects were identified that should be reflected in the consolidated and parent company quarterly information for the period ended June 30, 2022.

The Company did not suffer significant impacts on the supply chain due to logistics disruptions or the recent shutdowns in China. The effects of the pandemic on the global economy remain uncertain which, justifies the continuity of monitoring the short- and long-term impacts of factors that could significantly affect the equity and financial position of the Company and its subsidiaries. There are no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints or other effect arising from the COVID-19 pandemic.

4.2 Impacts from Russia-Ukraine conflict

Global markets currently are operating in a period marked by elevated levels of geopolitical, economic, and financial uncertainty, volatility and disruption after the Russian invasion in Ukraine. Although the duration and full impact of the ongoing military conflict are highly unpredictable, this war and other geopolitical tensions could affect global economic activity.

The Company formed a committee to monitor the sanctions applied to Russia and the developments in the conflict as well as to take any measures to minimize potential impacts on the Company, its team members and its local communities.

All amounts in thousands Reais, except as otherwise stated

The conflict has caused an increase in the international price of commodities related to the Company's business, such as oil and natural gas, affecting the cost of the Company's inputs. Additionally, it had global effects on the level of demand for petrochemical products, on supply chains and industrial operations. Up to the present moment, it has not caused significant adverse impacts on the Company's equity and financial position, although it is not possible to accurately predict significant adverse effects in the future.

Additional sanctions, embargoes, regional instability, geopolitical changes, dysfunctions in the logistics chain, adverse effects on macroeconomic conditions, foreign exchange rates and financial markets could increase our costs, interrupt our supply chain, reduce our sales and/or affect our operations. As of the reporting date, the Company had not identified any relevant impacts on its business arising from the sanctions applied to date and adverse scenario caused by the military conflict.

5 Cash and cash equivalents

		Consolidated		Parent company	
		Jun/22	Dec/21	Jun/22	Dec/21
Cash					
Domestic market		266,230	676,083	265,017	676,080
Foreign market	(i)	2,542,306	4,374,739		
Cash equivalents	(ii)				
Domestic market		4,590,780	1,141,221	4,563,289	1,107,352
Foreign market	(i)	2,128,429	2,488,643		514,912
Total		**9,527,745**	**8,680,686**	**4,828,306**	**2,298,344**

(i) On June 30, 2022, it includes cash of R$805,970 of cash and R$1,313,821 of cash equivalents (2021: R$1,267,582 of cash and R$505,749 of cash equivalents) of the subsidiary Braskem Idesa. These amounts can only be used by this subsidiary. The remaining amounts are used by the Company in accordance with its capital management policy.

(ii) Average profitability of cash equivalents is presented jointly with financial investments (see note 6).

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits held by the Company's exclusive funds (FIM Júpiter and FIM Netuno) and outside these funds, such as bank deposit certificates ("CDBs"), financial bills, repurchase of debentures, and shares of fixed income investment funds.

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in thousands Reais, except as otherwise stated

6 Financial investments

		Consolidated		Parent company	
		Jun/22	Dec/21	Jun/22	Dec/21
Amortized cost					
Time deposit investments		31,881	106,271	31,881	106,271
Fair value through profit or loss					
LFT´s and LF´s	(i)	3,277,466	2,337,171	3,277,467	2,337,172
Restricted funds investments	(ii)	349,869	852,362	332,096	835,517
Other		183,788	213,751	70,769	79,354
Total		**3,843,004**	**3,509,555**	**3,712,213**	**3,358,314**
Current assets		3,825,231	3,492,710	3,712,213	3,358,314
Non-current assets		17,773	16,845		
Total		**3,843,004**	**3,509,555**	**3,712,213**	**3,358,314**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$332,095 (2021: R$835,517) in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$17,773 (2021: R$16,845) of bank deposits, to cover debt service payments on the debentures issued by a subsidiary (Note 18).

Financial investments and cash equivalents (Note 5) in local currency registered average profitability of 102.78% of the CDI p.a. in the first half of 2022 (2021: 102,5%) and financial investments and cash equivalents (Note 5) in foreign currency registered average profitability of 0.58% p.a. (2021: 0.45% p.a.).

All amounts in thousands Reais, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At June 30, 2022, the total amount of the operation was R$2.4 billion in the Parent Company and in the Consolidated (2021: R$2.8 billion in the Parent Company and R$3.5 billion in the Consolidated), with respective interest amounts of R$51 million in the Parent Company and R$53 million in the Consolidated (2021: R$37 million in the Parent Company and R$39 million in the Consolidated), recorded under Financial Expenses.

	Note		Consolidated		Parent company
		Jun/22	Dec/21	Jun/22	Dec/21
Customers					
Domestic market					
Third parties		3,048,309	2,851,701	2,982,780	2,692,090
Related parties	9	36,538	12,240	36,538	95,271
		3,084,847	2,863,941	3,019,318	2,787,361
Foreign market					
Third parties		4,179,723	4,434,653	895,799	790,429
Related parties	9			1,412,664	2,028,834
		4,179,723	4,434,653	2,308,463	2,819,263
Expected credit losses		(136,449)	(131,634)	(99,877)	(114,201)
Total		**7,128,121**	**7,166,960**	**5,227,904**	**5,492,423**
Current assets		7,124,359	7,153,565	5,224,142	5,483,610
Non-current assets		3,762	13,395	3,762	8,813
Total		**7,128,121**	**7,166,960**	**5,227,904**	**5,492,423**

8 Inventories

		Consolidated		Parent company
	Jun/22	Dec/21	Jun/22	Dec/21
Finished goods	10,978,908	9,277,809	6,857,921	5,892,312
Semi-finished goods	704,128	568,914	704,128	568,914
Raw materials, production inputs and packaging	3,721,605	3,359,047	3,000,867	2,659,364
Maintenance materials	851,302	840,724	464,519	425,689
Advances to suppliers	125,295	62,573	107,415	45,558
Imports in transit	780,207	2,308,252	780,207	2,308,252
Allowance to net realizable value	(138,811)	(82,218)	(131,361)	(78,944)
Total	**17,022,634**	**16,335,101**	**11,783,696**	**11,821,145**

All amounts in thousands Reais, except as otherwise stated

9 Related parties

(a) Consolidated

								Consolidated
	Balances at June 30, 2022				Balances at December 31, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		7,915	28,623	36,538		4,894	7,346	12,240
Inventories (advance to suppliers)		69,680		69,680		9,927		9,927
Dividends and interest on capital			1,013	1,013				
Other receivabels	11,348	287		11,635		287		287
Non-current								
Other receivabels		27,207		27,207		38,987		38,987
Total assets	**11,348**	**105,089**	**29,636**	**146,073**		**54,095**	**7,346**	**61,441**
Liabilities								
Current								
Trade payables	69,404	248,774	11,577	329,755	103,259	134,063	11,113	248,435
Other payables		329,467	314	329,781		296,984	345	297,329
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,405,570	3,405,570			3,646,538	3,646,538
Total liabilities	**69,404**	**578,241**	**3,417,461**	**4,065,106**	**103,259**	**431,047**	**3,657,996**	**4,192,302**

	Six-month period ended June 30, 2022				Six-month period ended June 30, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Transactions	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Sales of products		102,109	246,479	348,588		86,486	305,833	392,319
Purchases of raw materials, finished goods services and utilities	(137,274)	(13,999,409)	(16,652)	(14,153,335)	(121,065)	(8,704,118)	(2,464)	(8,827,647)
Financial income (expenses), net	(17)	(35)	(20,873)	(20,925)	(108)	(11,667)	(48,837)	(60,612)
Private pension ("Vexty")			(22,142)	(22,142)			(46,743)	(46,743)
Other expenses		(53,056)		(53,056)				

All amounts in thousands Reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies								Related companies		Balances at June 30, 2022
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						1,761,244					1,761,244
Financial investments						3,526,581					3,526,581
Trade accounts receivable		1,177,679		11,199	165,314		58,472		7,915	28,623	1,449,202
Inventories (advance to suppliers)									69,680		69,680
Dividends and interest on capital										1,013	1,013
Other receivables - Related parties											
Other receivables		7,055		228	6		722	11,348	287		19,646
Non-current											
Other receivables - Related parties											
Loan agreements							1,395				1,395
Other receivables									27,207		27,207
Total assets		1,184,734		11,427	165,320	5,287,825	60,589	11,348	105,089	29,636	6,855,968
Liabilities											
Current											
Trade payables		10,204,819					18,279	69,403	248,774	11,577	10,552,852
Borrowings		900	9,100								10,000
Accounts payable to related parties											
Advance to export	25,766		918,562	14,250							958,578
Other payables		101,916					28				101,944
Other							1,166		329,467	314	330,947
Non-current											
Borrowings		768,558	1,309,500								2,078,058
Accounts payable to related parties											
Advance to export	603,276		28,503,480	434,754							29,541,510
Total liabilities	629,042	11,076,193	30,740,642	449,004			19,473	69,403	578,241	11,891	43,573,889

	Associates companies, Jointly-controlled investment and Associates companies								Related companies		Six-month period ended June 30, 2022
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions											
Sales of products		3,050,357		42,200	319,464		117,660		102,109	246,479	3,878,269
Purchases of raw materials, finished products services and utilities		(14,153,584)		(4)			(104,701)	(137,218)	(13,999,409)	(16,652)	(28,411,568)
Financial income (expenses), net	82,820	282,642	629,526	9,410	(7,743)	230,817	(2,962)	(17)	(35)	(3,268)	1,221,190
General and administrative expenses - Vexty										(21,519)	(21,519)
Other income (expenses)			6,998						(53,056)		(46,058)

All amounts in thousands Reais, except as otherwise stated

Balances at December 31, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						1,140,705					1,140,705
Financial investments						2,966,206					2,966,206
Trade accounts receivable		1,891,904		20,846	116,084		83,031		4,894	7,346	2,124,105
Inventories (advance to suppliers)									9,927		9,927
Other receivables		20,900	30	18,196	6		2,729		287		42,148
Non-current											
Other receivables									38,987		38,987
Other receivables - Related parties											
Loan agreements							1,486				1,486
Total assets		**1,912,804**	**30**	**39,042**	**116,090**	**4,106,911**	**87,246**		**54,095**	**7,346**	**6,323,564**
Liabilities											
Current											
Trade payables		10,826,971		4			22,102	103,257	134,063	11,113	11,097,510
Borrowings		959	9,695								10,654
Accounts payable to related parties											
Advance to export	68,262		945,161	15,466							1,028,889
Other payables		212,334									212,334
Other		18,575							296,984	345	315,904
Non-current											
Borrowings		837,075	1,395,125								2,232,200
Accounts payable to related parties											
Advance to export	2,506,445		28,857,536	463,181							31,827,162
Total liabilities	**2,574,707**	**11,895,914**	**31,207,517**	**478,651**			**22,102**	**103,257**	**431,047**	**11,458**	**46,724,653**

Six-month period ended June 30, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Sales of products		2,466,608		28,720	221,112		76,109		86,485	305,833	3,184,867
Purchases of raw materials, finished products services and utilities		(10,844,176)		(3,791)			(88,869)	(121,044)	(8,704,119)	(2,464)	(19,764,463)
Financial income (expenses), net	(138,297)	302,900	(177,167)	694	(6,479)	30,867	(1,830)	(107)	(11,667)	(841)	(1,927)
General and administrative expenses - Vexty										(46,214)	(46,214)

All amounts in thousands Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended June 30, 2022, the main agreements entered into with related parties were as follows:

(i) In February 2022, the Company entered into an electromechanical assembly service agreement for the investment to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge Engenharia Ltda., with duration from February 9, 2022 to July 31, 2023. The estimated amount of the agreement is R$120,000.

(ii) In March 2022, the Company entered into an agreement with Companhia de Gás de Alagoas S.A. for the supply of piped natural gas to Braskem's units in the state of Alagoas, with duration until December 2024. The estimated amount of the agreement is R$1,500,000.

(iii) In March 2021, the Company entered into an agreement with Companhia de Gás do Estado do Rio Grande do Sul for the acquisition of natural gas, via a local gas distribution pipeline. The agreement was extended via the second amendment entered into in March 2022, which extended its duration until June 2023. The maximum amount of the amendment is R$270,000.

(d) Compensation of key managers

		Consolidated
Statement of profit or loss transactions	**Jun/22**	**Jun/21**
Remuneration		
Wages and recurring benefits	25,236	22,226
Short-term variable compensation	20,208	17,407
Post-employment benefit	1,110	1,131
Long term incentive plan	4,795	6,835
Total	**51,349**	**47,599**

All amounts in thousands Reais, except as otherwise stated

10 Taxes recoverable

		Consolidated		Parent company	
		Jun/22	Dec/21	Jun/22	Dec/21
Parent Company and subsidiaries in Brazil					
IPI		9,396	521	9,396	521
Value-added tax on sales and services (ICMS)		310,571	291,424	310,100	291,424
ICMS - credits from PP&E		265,175	224,308	265,006	224,308
Social integration program (PIS) and social contribution on revenue (Cofins)		36,582	250,491	26,593	250,491
PIS and Cofins - credits from PP&E		540,493	447,476	540,493	447,476
REINTEGRA program		23,711	21,764	23,711	21,764
Federal tax credits	(a)	163,818	948,448	163,818	948,448
Other		112,320	88,684	104,028	73,843
Foreign subsidiaries					
Value-added tax ("IVA")		397,719	348,021		
Other		88,273	59,579		
Total		**1,948,058**	**2,680,716**	**1,443,145**	**2,258,275**
Current assets		545,521	1,428,658	347,146	1,301,432
Non-current assets		1,402,537	1,252,058	1,095,999	956,843
Total		**1,948,058**	**2,680,716**	**1,443,145**	**2,258,275**

(a) Federal tax credits

Up to December 31, 2021, the balance was basically composed of federal tax credits related to exclusion of ICMS from the PIS and Cofins tax calculation base. On June 30, 2022, of the total tax credit recorded by the Company related to this topic, since 2019, R$5,004,819 already has been offset, and the remaining balance to offset is R$1,779, that has not yet become final and unappealable, classified in non-current assets.

All amounts in thousands Reais, except as otherwise stated

11 Investments

(a) Information on investments

		Adjusted net profit (loss) for the period		Adjusted equity	
		Jun/22	Jun/21	Jun/22	Dec/21
Direct subsidiaries					
BM Insurance		2,233	(1,923)	7,499	4,822
Braskem Argentina		(22,711)	14,772	88,570	103,221
Braskem Chile		2,274	4,408	44,620	50,275
Braskem Energy		934	14	26,496	25,562
Braskem Finance		(85,321)	(50,440)	(867,806)	(782,485)
Braskem Holanda		3,007,375	4,725,059	21,695,671	22,328,631
Braskem Inc.		(3,912)	(2,221)	12,912	16,824
Braskem México		1,792	(375)	354,333	369,658
Cetrel		28,073	22,551	301,582	274,246
Lantana		92	52	(1,408)	(1,500)
Voqen Energia		36		1,040	
Indirect subsidiaries					
Braskem Alemanha		1,350,439	2,205,048	5,712,879	7,504,251
Braskem America		1,506,954	2,140,523	5,322,442	6,925,245
Braskem America Finance		(8,035)	(172,328)	(238,413)	(245,200)
Braskem Holanda Finance		(849)	108	50,524	15,604
Braskem Holanda Inc		35,083	(766)	(42,464)	9,126
Braskem Idesa		(13,185)	198,927	(6,363,747)	(7,046,221)
Braskem Idesa Serviços		722	7,510	39,756	40,894
Braskem Índia			987	2,409	2,728
Braskem México Sofom		78,843	3,634	2,557,375	2,636,786
Braskem México Serviços		(1)	(1)	47	
DAC		23,035	14,542	108,772	92,799
Terminal Química		(430)		255,211	4
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		59,381	6,904	114,442	50,064
Bioglycols LLC	(i)			85,379	
Associate					
Borealis Brasil S.A.		17,944	26,521	226,380	205,568

(i) Subsidiary incorporated in March 2022, which currently is in the pre-operational phase. Its main activities will be the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

investments	Subsidiaries and jointly-controlled investment			
	Diretas	Indiretas	Domestic associate	Total
Balances at December 31, 2021	**22,764,042**	**424,770**	**41,112**	**23,229,924**
Equity of investments				
Effect on profit or loss	3,027,539	76,440	4,162	3,108,141
Adjustment of profit in inventories	14,683			14,683
Equity valuation adjustments	25,756			25,756
VJORA Mutuals adjustments	59,883			59,883
Currency translation adjustments	(1,599,605)	(38,456)		(1,638,061)
Capital increase	3,787			3,787
Other	181			181
Dividends and interest on equity	(2,146,602)	(139,382)	(3,013)	(2,288,997)
Balances at June 30, 2022	**22,149,664**	**323,372**	**42,261**	**22,515,297**
Provision for loss in subsidiaries				
Balances at December 31, 2021	**(783,930)**			**(783,930)**
Provision for loss	(85,451)			(85,451)
VJORA Mutuals adjustments	(72,135)			(72,135)
Currency translation adjustments	218			218
Balances at June 30, 2022	**(941,298)**			**(941,298)**

(c) Equity accounting results

	Parent company	
	Jun/22	Jun/21
Equity in results of subsidiaries, associate and jointly-controlled	3,122,824	4,903,370
Provision for loss	(85,451)	(50,389)
Dividends received / other		158
	3,037,373	**4,853,139**

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company's consolidated quarterly information:

Braskem S.A.

Management notes to the parent company and consolidated quarterly information as of June 30, 2022

All amounts in thousands Reais, except as otherwise stated

Balance sheet

	Consolidated Braskem Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	Jun/22	Dec/21		Jun/22	Dec/21		Jun/22	Dec/21	Jun/22	Dec/21
Assets										
Curent										
Cash and cash equivalents	7,407,954	6,907,355		2,119,791	1,773,331				9,527,745	8,680,686
Financial investments	3,825,231	3,492,710							3,825,231	3,492,710
Trade accounts receivable	6,872,630	6,607,762		954,280	1,225,479		(702,551)	(679,676)	7,124,359	7,153,565
Inventories	16,006,804	15,325,001		1,015,830	1,010,100				17,022,634	16,335,101
Taxes recoverable	465,598	1,402,100		79,923	26,558				545,521	1,428,658
Income tax and social contribution	759,406	1,189,812							759,406	1,189,812
Derivatives	92,542	33,816							92,542	33,816
Other receivables	854,070	841,473		141,909	137,624				995,979	979,097
	36,284,235	**35,800,029**		**4,311,733**	**4,173,092**		**(702,551)**	**(679,676)**	**39,893,417**	**39,293,445**
Non-current										
Financial investments	17,773	16,845							17,773	16,845
Taxes recoverable	1,120,881	983,655		281,656	268,403				1,402,537	1,252,058
Income tax and social contribution	239,940	230,069							239,940	230,069
Deferred tax	5,801,748	6,481,642		1,364,833	1,775,610				7,166,581	8,257,252
Related parties	9,664,403	10,064,320				(ii)	(9,664,403)	(10,064,320)		
Derivatives	56,899	51							56,899	51
Judicial deposits	207,258	194,212							207,258	194,212
Other receivables	240,353	354,083		147,875	24,964				388,228	379,047
Investments	138,199	58,923							138,199	58,923
Property, plant and equipment	23,253,718	23,510,588		13,682,235	14,483,720	(iii)	(700,105)	(769,178)	36,235,848	37,225,130
Intangible	2,558,484	2,572,675		292,600	304,624				2,851,084	2,877,299
Right of use of assets	2,863,592	2,427,633		308,084	352,404				3,171,676	2,780,037
	46,163,248	**46,894,696**		**16,077,283**	**17,209,725**		**(10,364,508)**	**(10,833,498)**	**51,876,023**	**53,270,923**
Total assets	**82,447,483**	**82,694,725**		**20,389,016**	**21,382,817**		**(11,067,059)**	**(11,513,174)**	**91,769,440**	**92,564,368**
Liabilities and shareholders' equity										
Current										
Trade payables	12,450,825	11,861,563		963,347	871,379		(702,551)	(679,676)	12,711,621	12,053,266
Borrowings	1,746,355	1,343,494							1,746,355	1,343,494
Debentures	68,629	59,088							68,629	59,088
Braskem Idesa Borrowings				152,646	86,765				152,646	86,765
Payroll and related charges	671,255	1,095,040		26,957	75,306				698,212	1,170,346
Taxes payable	809,836	1,003,813		42,939	8,303				852,775	1,012,116
Income tax and social contribution	1,999,426	1,672,844							1,999,426	1,672,844
Lease	630,232	598,523		65,737	76,843				695,969	675,366
Provision - geological event in Alagoas	4,719,473	4,378,071							4,719,473	4,378,071
Other payables	1,912,881	2,495,544		135,709	246,623				2,048,590	2,742,167
	25,008,912	**24,507,980**		**1,387,335**	**1,365,219**		**(702,551)**	**(679,676)**	**25,693,696**	**25,193,523**
Non-current										
Loan agreements	31,382,982	33,553,766							31,382,982	33,553,766
Braskem Idesa Borrowings				11,286,568	12,224,770				11,286,568	12,224,770
Debentures	1,109,018	137,830							1,109,018	137,830
Accounts payable to related parties				9,601,700	10,134,287	(ii)	(9,601,700)	(10,134,287)		
Loan to non-controlling shareholders of Braskem Idesa			(v)	3,405,570	3,646,538				3,405,570	3,646,538
Deferred income tax and social contribution	1,279,606	1,407,434							1,279,606	1,407,434
Provision for losses on subsidiaries	4,772,811	5,284,666				(iv)	(4,772,811)	(5,284,666)		
Lease	2,580,184	2,147,745		284,303	333,303				2,864,487	2,481,048
Provision - geological event in Alagoas	2,982,286	3,283,188							2,982,286	3,283,188
Other payables	3,752,929	4,406,733		24,479	25,710				3,777,408	4,432,443
	47,859,816	**50,221,362**		**24,602,620**	**26,364,608**		**(14,374,511)**	**(15,418,953)**	**58,087,925**	**61,167,017**
Shareholders' equity										
Attributable to the Company's shareholders	9,469,267	7,865,819		(5,600,939)	(6,347,010)		5,600,940	6,347,010	9,469,268	7,865,819
Non-controlling interest in subsidiaries	109,488	99,564					(1,590,937)	(1,761,555)	(1,481,449)	(1,661,991)
	9,578,755	**7,965,383**		**(5,600,939)**	**(6,347,010)**		**4,010,003**	**4,585,455**	**7,987,819**	**6,203,828**
Total liabilities and shareholders' equity	**82,447,483**	**82,694,725**		**20,389,016**	**21,382,817**		**(11,067,059)**	**(11,513,174)**	**91,769,440**	**92,564,368**

(i) Consolidation of Braskem Idesa with its direct subsidiaries Braskem Idesa Serviços and Terminal Química.
(ii) Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% per year, to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands Reais, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Jun/22	Jun/21	Jun/22	Jun/21	Jun/22	Jun/21	Jun/22	Jun/21
Net revenue	**50,154,249**	**47,002,385**	**3,453,293**	**2,808,027**	**(1,464,799)**	**(696,779)**	**52,142,743**	**49,113,633**
Cost of products sold	(42,069,883)	(31,382,827)	(2,361,431)	(1,411,377)	1,497,087	731,106	(42,934,227)	(32,063,098)
	8,084,366	**15,619,558**	**1,091,862**	**1,396,650**	**32,288**	**34,327**	**9,208,516**	**17,050,535**
Income (expenses)								
Selling and distribution	(940,570)	(820,065)	(116,995)	(112,079)			(1,057,565)	(932,144)
(Loss) reversals for impairment of trade accounts receivable	(21,593)	5,365	(178)	(178)			(21,771)	5,187
General and administrative	(1,169,034)	(1,003,134)	(110,233)	(105,102)		81	(1,279,267)	(1,108,155)
Research and development	(151,094)	(124,217)					(151,094)	(124,217)
Results from equity investments	16,635	152,187			9,889	(149,195)	26,524	2,992
Other income	(1,300,475)	907,504		1,271			(1,300,475)	908,775
Other expenses	(2,904)	6,722	2,904	(6,722)				
	4,515,331	**14,743,920**	**867,360**	**1,173,840**	**42,177**	**(114,787)**	**5,424,868**	**15,802,973**
Financial results								
Financial expenses	(2,235,594)	(2,541,936)	(757,861)	(744,394)	210,910	228,771	(2,782,545)	(3,057,559)
Financial income	992,009	1,629,912	8,282	6,189	(210,910)	(228,771)	789,381	1,407,330
Exchange rate variations, net	(153,476)	(704,712)	126,238	(78,353)	(124,804)	(72,635)	(152,042)	(855,700)
	(1,397,061)	**(1,616,736)**	**(623,341)**	**(816,558)**	**(124,804)**	**(72,635)**	**(2,145,206)**	**(2,505,929)**
Profit (loss) before income tax and social contribution	**3,118,270**	**13,127,184**	**244,019**	**357,282**	**(82,627)**	**(187,422)**	**3,279,662**	**13,297,044**
IR and CSL - current and deferred	(630,295)	(3,201,204)	(164,687)	(120,128)			(794,982)	(3,321,332)
Net profit (loss) for the period	**2,487,975**	**9,925,980**	**79,332**	**237,154**	**(82,627)**	**(187,422)**	**2,484,680**	**9,975,712**

All amounts in thousands Reais, except as otherwise stated

Statement of cash flows

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Jun/22	Jun/21	Jun/22	Jun/21	Jun/22	Jun/21	Jun/22	Jun/21
Profit (loss) before income tax and social contribution	3,118,270	13,127,184	244,019	357,282	(82,627)	(187,422)	3,279,662	13,297,044
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	1,749,185	1,488,809	408,705	399,725	(32,287)	(34,408)	2,125,603	1,854,126
Results from equity investments	(16,635)	(152,187)			(9,889)	149,195	(26,524)	(2,992)
Interest and monetary and exchange variations, net	467,976	149,318	499,259	726,923	124,803	72,635	1,092,038	948,876
Reversal of provisions	32,016	34,495					32,016	34,495
(Reversal) provision - geological event in Alagoas	1,253,454	(211,625)					1,253,454	(211,625)
PIS and Cofins credits - exclusion of ICMS from the calculation basis		(1,031,099)						(1,031,099)
Loss (reversals) for impairment of trade accounts receivable	21,771	(4,798)		(389)			21,771	(5,187)
Provision for losses and write-offs of long-lived assets	(6,336)	(41,935)	467				(5,869)	(41,935)
	6,619,701	**13,358,162**	**1,152,450**	**1,483,541**			**7,772,151**	**14,841,703**
Changes in operating working capital								
Financial investments	(194,869)	(134,643)					(194,869)	(134,643)
Trade accounts receivable	(480,157)	(3,143,025)	230,243	(471,778)	22,875	67,636	(227,039)	(3,547,167)
Inventories	(806,132)	(4,298,110)	(63,738)	(70,441)			(869,870)	(4,368,551)
Taxes recoverable	1,262,756	1,273,318	(81,528)	102,742			1,181,228	1,376,060
Other receivables	47,513	(100,750)	(230,711)	(86,495)			(183,198)	(187,245)
Trade payables	1,099,202	1,260,481	109,883	65,102	(22,875)	(67,636)	1,186,210	1,257,947
Taxes payable	(444,823)	406,939	137,500	44,555			(307,323)	451,494
Leniency agreement	(317,867)	(389,087)					(317,867)	(389,087)
Sundry provisions	(83,760)	(152,072)	(127,273)	(9,428)			(211,033)	(161,500)
Geological event in Alagoas	(1,308,374)	(1,329,533)					(1,308,374)	(1,329,533)
Other payables	(892,847)	(46,443)	(6,965)	(7,162)			(899,812)	(53,605)
Cash generated from operations	**4,500,343**	**6,705,237**	**1,119,861**	**1,050,636**			**5,620,204**	**7,755,873**
Interest paid	(1,043,362)	(1,239,983)	(358,184)	(349,670)			(1,401,546)	(1,589,653)
Income tax and social contribution paid	(513,356)	(1,343,667)	(86)	(6,439)			(513,442)	(1,350,106)
Net cash generated by operating activities	**2,943,625**	**4,121,587**	**761,591**	**694,527**			**3,705,216**	**4,816,114**
Proceeds from the sale of fixed assets and intangible assets	572	39,675					572	39,675
Additions to investment in subsidiaries	(55,743)						(55,743)	
Dividends received	2,947						2,947	
Acquisitions to property, plant and equipment and intangible assets	(1,568,199)	(1,169,633)	(238,895)	(54,053)			(1,807,094)	(1,223,686)
Net cash used in investing activities	**(1,620,423)**	**(1,129,958)**	**(238,895)**	**(54,053)**			**(1,859,318)**	**(1,184,011)**
Short-term and long-term debt								
Acquired	4,147,345	11,142					4,147,345	11,142
Payments	(2,902,902)	(6,670,063)					(2,902,902)	(6,670,063)
Related parts			(46,818)	(503,500)			(46,818)	(503,500)
Loan to non-controlling shareholders of Braskem Idesa - payment			(34,122)				(34,122)	
Lease	(352,264)	(366,616)	(25,044)	(29,048)			(377,308)	(395,664)
Dividends paid	(1,350,220)	(109)					(1,350,220)	(109)
Cash generated (used) in financing activities	**(458,041)**	**(7,025,646)**	**(105,984)**	**(532,548)**			**(564,025)**	**(7,558,194)**
Exchange variation on cash of foreign subsidiaries	(364,562)	(138,799)	(70,252)	(32,949)			(434,814)	(171,748)
Increase in cash and cash equivalents	**500,599**	**(4,172,816)**	**346,460**	**74,977**			**847,059**	**(4,097,839)**
Represented by								
Cash and cash equivalents at the beginning for the period	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
Cash and cash equivalents at the end for the period	7,407,954	8,785,603	2,119,791	979,410			9,527,745	9,765,013
Increase in cash and cash equivalents	**500,599**	**(4,172,816)**	**346,460**	**74,977**			**847,059**	**(4,097,839)**

All amounts in thousands Reais, except as otherwise stated

12 Property, plant and equipment

						Consolidated
			Jun/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	665,855		665,855	687,764		687,764
Buildings and improvements	8,289,443	(3,409,351)	4,880,092	8,591,020	(3,409,532)	5,181,488
Machinery, Equipment and Facilities	57,434,921	(32,361,314)	25,073,607	57,535,343	(31,243,155)	26,292,188
Projects and stoppage in progress	5,117,967		5,117,967	4,449,433		4,449,433
Other	2,147,975	(1,649,648)	498,327	2,215,503	(1,601,246)	614,257
Total	**73,656,161**	**(37,420,313)**	**36,235,848**	**73,479,063**	**(36,253,933)**	**37,225,130**

						Parent company
			Jun/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	344,201		344,201	344,201		344,201
Buildings and improvements	1,976,954	(1,324,042)	652,912	1,975,689	(1,293,170)	682,519
Machinery, Equipment and Facilities	35,937,158	(25,116,280)	10,820,878	34,885,274	(24,118,647)	10,766,627
Projects and stoppage in progress	3,724,932		3,724,932	3,423,574		3,423,574
Other	1,557,152	(1,176,553)	380,599	1,461,004	(1,131,858)	329,146
Total	**43,540,397**	**(27,616,875)**	**15,923,522**	**42,089,742**	**(26,543,675)**	**15,546,067**

Capitalized charges in the six-month period ended June 30, 2022 were R$85,477 in the Consolidated and R$73,910 in the Parent Company (at June 30, 2021, R$72,954 in the Consolidated and R$52,790 in the Parent Company).

At June 30, 2022, the acquisitions of property, plant and equipment with payment installments is R$278,667 in the Consolidated and R$254,232 in the Parent Company (at December 31, 2021, R$295,056 in the Consolidated and R$259,076 in the Parent Company).

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount on June 30, 2022.

All amounts in thousands Reais, except as otherwise stated

13 Intangible assets

Consolidated

	Jun/22			Dec/21		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Brands and patents	535,551	(237,604)	297,947	549,196	(235,408)	313,788
Software licenses	1,149,335	(780,180)	369,155	1,123,619	(755,099)	368,520
Customers and Suppliers Agreements	392,661	(267,553)	125,108	392,666	(256,549)	136,117
Total	**5,265,225**	**(2,414,141)**	**2,851,084**	**5,253,159**	**(2,375,860)**	**2,877,299**

Parent company

	Jun/22			Dec/21		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Brands and patents	251,118	(185,458)	65,660	251,118	(183,170)	67,948
Software licenses	845,196	(578,540)	266,656	813,795	(550,004)	263,791
Customers and Suppliers Agreements	392,180	(267,557)	124,623	392,181	(256,550)	135,631
Total	**4,676,172**	**(2,160,359)**	**2,515,813**	**4,644,772**	**(2,118,528)**	**2,526,244**

14 Right-of-use assets and lease liability

(a) Right-of-use assets

Consolidated

	Jun/22			Dec/21		
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	408,517	(152,247)	256,270	396,348	(131,036)	265,312
Computer equipment and goods	20,328	(12,914)	7,414	20,478	(11,178)	9,300
Machinery and equipment	2,000,329	(557,300)	1,443,029	1,223,986	(430,732)	793,254
Ships	1,275,246	(688,126)	587,120	1,297,453	(600,792)	696,661
Rail cars	1,488,857	(634,833)	854,024	1,566,872	(580,811)	986,061
Vehicles	42,469	(18,650)	23,819	43,510	(14,061)	29,449
Total	**5,235,746**	**(2,064,070)**	**3,171,676**	**4,548,647**	**(1,768,610)**	**2,780,037**

Parent company

	Jun/22			Dec/21		
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	178,364	(84,683)	93,681	154,874	(69,828)	85,046
Computer equipment and goods	17,848	(11,528)	6,320	17,848	(9,890)	7,958
Machinery and equipment	1,975,650	(542,669)	1,432,981	1,197,809	(416,764)	781,045
Ships	874,597	(416,798)	457,799	877,068	(379,151)	497,917
Vehicles	39,319	(16,871)	22,448	39,399	(12,067)	27,332
Total	**3,085,778**	**(1,072,549)**	**2,013,229**	**2,286,998**	**(887,700)**	**1,399,298**

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

		Consolidated	Parent company
Balances at December 31, 2021		**3,156,414**	**1,678,122**
New contracts	(i)	863,883	851,080
Disposals		(1,389)	(1,389)
Interests and monetary and exchange variations, net		87,803	74,923
Currancy translation adjustments		(82,886)	
Payments		(377,308)	(222,555)
Interest paid		(86,061)	(58,075)
Balances at June 30, 2022		**3,560,456**	**2,322,106**
Current liability		695,969	385,634
Non-current liability		2,864,487	1,936,472
Total		**3,560,456**	**2,322,106**

(i) In the period ended June 30, 2022, the Company signed new lease agreements to support its operating activities, with the most relevant signed in April involving machinery and equipment for use in energy substations for 15 years, with present value of cash flows of R$749,586.

The net effect of additions and disposals of leasing that not affect the cash flow in the period ended June 30, 2022 were: R$848,930 in the Consolidated (R$183,352 in the period ended June 30, 2021) and R$837,435 in the Parent Company (R$19,748 in the period ended June 30, 2021).

All amounts in thousands Reais, except as otherwise stated

15 Trade payables

	Note	Consolidated		Parent company	
		Jun/22	Dec/21	Jun/22	Dec/21
Trade payables:					
Domestic market					
Third parties		1,626,580	1,505,841	1,615,859	1,535,380
Third parties (forfait)	(i)	448,943	487,806	448,943	487,806
Total Third parties		*2,075,523*	*1,993,647*	*2,064,802*	*2,023,186*
Related parties		176,129	208,287	194,407	230,387
Related parties (forfait)	(i)	153,626	40,148	153,626	40,148
Total Related parties	9	*329,755*	*248,435*	*348,033*	*270,535*
Foreign market	(ii)				
Third parties		10,429,408	9,962,736	431,956	395,957
Related parties	9			10,204,819	10,826,975
Present value adjustment - foreign market		(116,089)	(40,088)	(106,087)	(32,343)
		12,718,597	**12,164,730**	**12,943,523**	**13,484,310**
Current liabilities		12,711,621	12,053,266	12,936,547	13,372,846
Non-current liabilities		6,976	111,464	6,976	111,464
Total		**12,718,597**	**12,164,730**	**12,943,523**	**13,484,310**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$7.5 billion (2021: R$4,7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

All amounts in thousands Reais, except as otherwise stated

16 Borrowings

(a) Borrowings

		Annual financial charges (%)	Consolidated Jun/22	Dec/21
Foreign currency				
Bonds	(i)	Note 16 (c)	26,295,193	30,322,998
Export prepayment and export credit notes		Note 16 (d)	2,043,675	
Investments		US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,292,362	2,612,386
Other		US dollar exchange variation + semiannual Libor + interest up to 0.90	1,821,638	2,090,673
Transactions costs			(497,758)	(594,048)
			31,955,110	34,432,009
Current liabilities			1,690,584	1,284,483
Non-current liabilities			30,264,526	33,147,526
Total			31,955,110	34,432,009
Local currency				
Agribusiness Receivables Certificates ("CRA")		Note 16 (e)	760,875	
BNDES		IPCA + 6.04	410,383	435,778
FINEP/FINISA	(ii)	3.55	1,986	2,605
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	(iii)	IPCA + interest between 2.39 and 2.78	4,063	4,616
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50	19,782	22,259
Transactions costs			(22,862)	(7)
			1,174,227	465,251
Current liabilities			55,771	59,011
Non-current liabilities			1,118,456	406,240
Total			1,174,227	465,251
Foreign currency and local currency				
Current liabilities			1,746,355	1,343,494
Non-current liabilities			31,382,982	33,553,766
Total			33,129,337	34,897,260

	Controladora Jun/22	Dec/21
Foreign currency		
Current liabilities	588,739	67,529
Non-current liabilities	3,780,495	2,438,333
	4,369,234	2,505,862
Local currency		
Current liabilities	53,080	56,246
Non-current liabilities	1,115,334	402,074
	1,168,414	458,320
Foreign currency and local currency		
Current liabilities	641,819	123,775
Non-current liabilities	4,895,829	2,840,407
Total	5,537,648	2,964,182

(i) Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. The guarantees are senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt.

(ii) Borrowings were made by Braskem and the subsidiary DAC, which provided bank guarantee as collateral.

(iii) Borrowings were made by the subsidiaries Cetrel and DAC, with bank guarantee and fiduciary assignment of liquidity fund in reserve account as collaterals.

All amounts in thousands Reais, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	Jun/22	Dec/21
2023	293,093	1,199,143
2024	2,151,742	3,965,917
2025	605,808	645,517
2026	583,614	622,032
2027	2,036,893	552,171
2028	7,258,934	7,081,301
2029	267,501	230,557
2030	8,062,952	8,535,493
2031	106,702	61,617
2033 and thereafter	10,015,743	10,660,018
Total	**31,382,982**	**33,553,766**

(c) Bonds

Issue date		Issue amount (US$)	Outstanding amount in US$: principal plus interests	Maturity	Interest (% per year)	Consolidated Jun/22	Dec/21
Jul-2011 and jul-2012		750,000	590,792	Jul-2041	7.13	3,094,571	3,296,917
Feb-2014 and may-2014	(i)	750,000	303,298	Feb-2024	6.45	1,588,674	3,417,741
Oct-2017	(i)	500,000		Jan-2023	3.50		593,964
Oct-2017		1,250,000	1,199,761	Jan-2028	4.50	6,284,345	6,695,263
Nov-2019		1,500,000	1,528,125	Jan-2030	4.50	8,004,319	8,527,701
Nov-2019		750,000	768,359	Jan-2050	5.88	4,024,666	4,287,829
Jul-2020	(ii)	600,000	629,748	Jan-2081	8.50	3,298,618	3,503,583
Total		**6,100,000**	**5,020,083**			**26,295,193**	**30,322,998**

(i) In June 2022, prepayments were made in the aggregate amount of US$405 million (R$2.1 billion), which also incurred the payment of a premium in the amount of US$13 million (R$70 million).

(ii) This note is classified as a financial liability. However, only to meet a specific methodology applied by some rating agencies to calculate leverage, and only for such purpose, 50% of this bond is classified as a hybrid equity instrument. It can be repaid by the Company at par value in the 5th, 10th and 20th years.

(d) Export prepayments and export credit notes

Issue date	Initial amount of the transaction (US$)	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Jun/22	Dec/21
mar-2022	200,000	100,005	mar-2023	Us dollar exchange variation + monthly SORF term + 0.80	523,826	
jun-2022	290,000	290,158	jun-2027	Us dollar exchange variation + quarterly SORF term + 1.81	1,519,849	
Total	**490,000**	**390,163**			**2,043,675**	

(i) Partial prepayment in June 2022 in the amount of US$100 million.

All amounts in thousands Reais, except as otherwise stated

(e) Agribusiness Receivables Certificates

Issue date	Issue amount	Issuer	Series	Maturity	Charges (% per year)	Consolidated Jun/22	Dec/21
Jan-2022	581,602	Braskem S.A.	1ª	Dec-2028	IPCA + 5.54%	613,991	
Jan-2022	139,134	Braskem S.A.	2ª	Dec-2031	IPCA + 5.57%	146,884	
Total	**720,736**					**760,875**	

17 Braskem Idesa Financing

Identification	Principal amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Jun/22	Dec/21
Bonds						
Bond I	900,000	908,381	nov-2029	Us dollar exchange variation + 7.45	4,727,230	5,104,463
Bond II	1,200,000	1,230,290	feb-2032	Us dollar exchange variation +6.99	6,402,449	6,834,805
	2,100,000	**2,138,671**			**11,129,679**	**11,939,268**
Others	**150,000**	**140,480**	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	**735,835**	**849,859**
Transactions costs					(426,300)	(477,592)
Total					**11,439,214**	**12,311,535**
Current liabilities					152,646	86,765
Non-current liabilities					11,286,568	12,224,770
Total					**11,439,214**	**12,311,535**

The amount of the financings with maturities in the long term are as follows:

	Consolidated Jun/22	Dec/21
2023	37,259	67,649
2024	62,293	68,694
2025	63,037	69,530
2026	376,842	408,445
2029	4,533,893	4,900,399
2032	6,213,244	6,710,053
Total	**11,286,568**	**12,224,770**

All amounts in thousands Reais, except as otherwise stated

18 Debentures

Issue date		Issuer	Series	Maturity	Annual financial charges (%)	Jun/22	Consolidated Dec/21
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6%	133,837	150,352
sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	40,859	47,109
may-2022		Braskem	1ª	may-2029	CDI + 1.75	761,831	
may-2022		Braskem	2ª	may-2030 to 2032	CDI + 2.00	245,990	
Transactions costs						(4,870)	(543)
						1,177,647	**196,918**
Current liabilities						68,629	59,088
Non-current liabilities						1,109,018	137,830
Total						**1,177,647**	**196,918**

(i) The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

The maturity profile of the long-term debentures is as follow:

		Consolidated
	Jun/22	Dec/21
2023	29,527	57,045
2024	59,121	57,096
2025	24,198	23,689
2029	752,289	
2030	81,246	
2031	81,297	
2032	81,340	
Total	**1,109,018**	**137,830**

All amounts in thousands Reais, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

Consolidated

	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**34,897,260**	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Acquired	3,151,816	995,529	4,147,345				
Payments	(2,883,235)	(19,667)	(2,902,902)	(46,818)	(34,122)	(377,308)	(1,350,220)
Cash used in financing activities	**268,581**	**975,862**	**1,244,443**	**(46,818)**	**(34,122)**	**(377,308)**	**(1,350,220)**
Other changes							
Interest paid	(949,143)	(17,367)	(966,510)	(332,763)	(16,212)	(86,061)	
Interest and monetary and exchange variations, net	633,345	22,234	655,579	97,448	(17,605)	87,803	
VAT on loan					(11,030)		
New contracts						863,883	
Disposal						(1,389)	
Currency translation adjustments	(1,720,706)		(1,720,706)	(590,188)	(161,999)	(82,886)	
Mandatory minimum dividends							1,350,000
Additional dividends of subsidiary							1,236
Other							402
	(2,036,504)	**4,867**	**(2,031,637)**	**(825,503)**	**(206,846)**	**781,350**	**1,351,638**
Balances at June 30, 2022	**33,129,337**	**1,177,647**	**34,306,984**	**11,439,214**	**3,405,570**	**3,560,456**	**11,956**
Current	1,746,355	68,629	1,814,984	152,646		695,969	11,956
Non Current	31,382,982	1,109,018	32,492,000	11,286,568	3,405,570	2,864,487	
Total	**33,129,337**	**1,177,647**	**34,306,984**	**11,439,214**	**3,405,570**	**3,560,456**	**11,956**

Parent company
Current and non-current

	Borrowings, debentures and Braskem Idesa financing					
	Borrowings	Debentures	Total borrowings and debentures	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**2,964,182**		**2,964,182**	**33,068,385**	**1,678,122**	**9,687**
Acquired	3,151,816	995,529	4,147,345	1,672,262		
Payments	(570,503)		(570,503)	(3,156,114)	(222,555)	(1,349,261)
Cash used in financing activities	**2,581,313**	**995,529**	**3,576,842**	**(1,483,852)**	**(222,555)**	**(1,349,261)**
Other changes						
Interest paid	(143,011)		(143,011)		(58,075)	
Interest and monetary and exchange variations, net	135,164	7,854	143,018	(982,501)	74,923	
New contracts					851,080	
Disposal					(1,389)	
Dividendos adicionais aprovados em assembleia						1,350,000
Outros						402
	(7,847)	**7,854**	**7**	**(982,501)**	**866,539**	**1,350,402**
Balances at June 30, 2022	**5,537,648**	**1,003,383**	**6,541,031**	**30,602,032**	**2,322,106**	**10,828**
Current	641,819	7,211	649,030	1,060,522	385,634	10,828
Non Current	4,895,829	996,172	5,892,001	29,541,510	1,936,472	
Total	**5,537,648**	**1,003,383**	**6,541,031**	**30,602,032**	**2,322,106**	**10,828**

All amounts in thousands Reais, except as otherwise stated

20 Financial instruments

20.1 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Jun/22	Book value Dec/21	Fair value Jun/22	Fair value Dec/21
Cash and cash equivalents	5						
Cash and banks		Amortized cost		2,808,536	5,050,822	2,808,536	5,050,822
Financial investments in Brazil		Fair value through profit or loss	Level 2	6,719,209	3,629,864	6,719,209	3,629,864
				9,527,745	**8,680,686**	**9,527,745**	**8,680,686**
Financial investments	6						
LFT´s and LF´s		Fair value through profit or loss	Level 2	3,277,466	2,337,171	3,277,466	2,337,171
Time deposit investments		Amortized cost		31,881	106,271	31,881	106,271
Other		Fair value through profit or loss	Level 2	533,657	1,066,113	533,657	1,066,113
				3,843,004	**3,509,555**	**3,843,004**	**3,509,555**
Trade accounts receivable	7	Amortized cost		**7,078,088**	**7,118,452**	**7,078,088**	**7,118,452**
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	**50,033**	**48,508**	**50,033**	**48,508**
Trade payables	15	Amortized cost		**12,718,597**	**12,164,730**	**12,718,597**	**12,164,730**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	26,295,193	30,322,998	23,612,915	33,690,876
Foreign currency - other			Level 2	6,157,675	4,703,059	5,869,716	4,696,970
Local currency			Level 2	1,197,089	465,258	3,164,986	451,899
				33,649,957	**35,491,315**	**32,647,617**	**38,839,745**
Braskem Idesa borrowings	17	Amortized cost					
Bond			Level 1	11,129,679	11,939,268	9,139,745	12,197,524
Others			Level 2	735,835	849,859	961,205	931,141
				11,865,514	**12,789,127**	**10,100,950**	**13,128,665**
Debentures	18	Amortized cost	Level 2	**1,177,647**	**196,918**	**1,179,734**	**195,570**
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		**3,405,570**	**3,646,538**	**3,405,570**	**3,646,538**
Leniency agreement	25	Amortized cost		**849,443**	**1,123,296**	**849,443**	**1,123,296**

All amounts in thousands Reais, except as otherwise stated

20.2 Derivative financial instruments

		Operation characteristics			Accumulated OCI (equity)		Net (Asset)/ Liability			Net (Asset)/ Liability
Identification	Nota	Principal exposure	Derivatives	Extrinsic value	Intrinsic value	Fair value	Dec/21	Change in fair value	Financial settlement	Jun/22
Non-hedge accounting transactions										
Braskem Argentina - Exchange swap		Argentine peso	Dollar				3	22	(25)	
Braksem America - Swap C3/PGP		Propane	Propene				14,299	(14,299)		
Braskem Holanda - Swap Nafta/Gasolina		Gasoline	Naphtha				(16,847)	29,245	20,477	32,875
							(2,545)	14,968	20,452	32,875
Hedge accounting transactions										
Braskem S.A. - Dollar call and put options	(a.i)	Real	Dollar	229	649	878	85,216	(164,346)	78,252	(878)
Braskem S.A. - Dollar swap CDI	(a.ii)	Real	Dollar+Fixed rates			(214,810)	502,508	(130,958)	(156,740)	214,810
Braskem S.A. - Swap CRA	(a.iii)	Real	Fixed rates			1,932		(5,217)	3,285	(1,932)
				229	649	(212,000)	587,724	(300,521)	(75,203)	212,000
Derivatives										
Assets										
Current assets							33,816			92,542
Non-current assets							51			56,899
Total							33,867			149,441
Liabilities										
Current liabilities							256,131			232,076
Non-current liabilities							362,915			162,240
Non-current liabilities							619,046			394,316
Balance - Liabilities (-) assets							585,179			244,875

The fair value hierarchy of derivative financial instruments is level 2.

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On June 30, 2022, the Company holds a total notional amount of put options of R$2.2 billion, with an average strike price of US$1/4.70 and notional amount of call options of R$1.53 billion, with an average strike price of US$/R$6.76. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the other comprehensive income ("OCI").

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the mark-to-market adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result only upon the maturity of each installment.

(a.iii) Dollar swaps - CRA

All amounts in thousands Reais, except as otherwise stated

In March 2022, Braskem contracted swap operations with the purpose of offsetting part of the IPCA variation arising from the financings mentioned in Note 16 (e).

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net Jun/22	Dec/21
Swaps CRA	600,218	3.5388%	dec-2028	2,971	
Swaps CRA	141,298	3.3742%	dec-2031	(4,903)	
Total	**741,516**			**(1,932)**	
Derivatives					
Current assets				(1,932)	
Total				**(1,932)**	

20.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in dollar – Braskem S.A.

On June 30, 2022, the exports that were designated not yet realized and not discontinued, and the maturities of designated financial liabilities, on a consolidated basis, are shown below:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	4,738,854

In the first six months of 2022, there were no discontinuations.

The following table provides the accumulated balance of discontinued hedge accounting until June 30, 2022, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued - From third to fourth quarter 2022	336,000	2.0017	3.9786	664,238
Hedge discontinued - From first to fourth quarter 2023	718,372	2.0017	4.2698	1,629,322
Hedge discontinued - From third to fourth quarter 2024	400,000	2.0017	5.6430	1,456,520
	1,454,372			**3,750,080**

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income of this hedge are as follows:

All amounts in thousands Reais, except as otherwise stated

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2021	**(13,102,558)**	**4,454,869**	**(8,647,689)**
Exchange variation recorded in the period / IR and CSL	1,623,058	(551,839)	1,071,219
Exchange variation transferred to profit or loss / IR and CSL	757,153	(257,432)	499,721
Balances at June 30, 2022	**(10,722,347)**	**3,645,598**	**(7,076,749)**

(a.ii) Future sales in USD – Braskem Idesa

As of June 30, 2022, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Nominal value US$
2023	12,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,240,000

The following table provides the accumulated uamounts of hedge accounting previously discontinued until June 30, 2022, still recorded in Braskem Idesa's other comprehensive income, which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May, 2016	9,723	13.4541	17.9915	44,117	10,495
Hedge discontinued in December, 2019	600,500	13.6665	19.6113	3,569,866	849,271
Hedge discontinued in December, 2019	23,371	13.4541	19.3247	137,202	32,640
Hedge discontinued in February, 2020	662	13.4541	18.5712	3,388	806
Hedge discontinued in October ,2021	1,184,916	13.6588	20.3587	7,938,803	1,888,641
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(99)
	1,829,172			**11,692,960**	**2,781,754**

The changes in foreign exchange variation and Income Tax under other comprehensive income are as follows:

All amounts in thousands Reais, except as otherwise stated

	Exchange variation	IR	Net effect
Balances at December 31, 2021	**(2,231,511)**	**670,192**	**(1,561,319)**
Exchange variation recorded in the period / IR	326,824	(98,048)	228,776
Exchange variation transferred to profit or loss / IR	165,664	(49,699)	115,965
Balances at June 30, 2022	**(1,739,023)**	**522,445**	**(1,216,578)**

20.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

(%)

		Jun/2022	Dec/2021
Minimal Risk		61.58	65.39
Low Risk		30.38	26.65
Medium Risk		5.69	6.02
High Risk		1.98	1.54
Very High Risk	(i)	0.36	0.40

(i) Clients in this group that are still active buy from Braskem and pay in advance.

All amounts in thousands Reais, except as otherwise stated

For the export market, around 93% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 26% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

			Jun/22			Dec/21
	Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment						
AAA	7,495,693	1,465,814	8,961,507	4,080,884	2,783,151	6,864,035
AA+	19,262		19,262	109,165		109,165
AA	512,296	124,333	636,629	188,742	629,671	818,413
AA-	229,402		229,402	63,675		63,675
A+	8,781	1,630,876	1,639,657	5,788	2,914,269	2,920,057
A	83,508		83,508	107,225		107,225
A-	1,289	1,747,948	1,749,237	634	236,335	236,969
BBB+	189	121	310	856	38	894
BBB		47	47	129	1,026,104	1,026,233
BBB-	210		210	554		554
BB+	121		121	50		50
BB				1,479		1,479
	8,350,751	4,969,139	13,319,890	4,559,181	7,589,568	12,148,749
Financial assets without risk assessment						
Quotas of investment funds in credit rights	1,880		1,880	1,721		1,721
Other financial assets with no risk assessment	48,979		48,979	25,989	13,782	39,771
	50,859		50,859	27,710	13,782	41,492
Total	8,401,610	4,969,139	13,370,749	4,586,891	7,603,350	12,190,241

20.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On June 30, 2022, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands Reais, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on mark-to-market adjustment that could result in one month as from June 30, 2022, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$34,796 for put options and call options (Note 20.2(a.i)), US$17,491 for the U.S. dollar swap (Note 20.2(a.ii)) and US$12,438 for the CRA swap (Note 20.1(a.iii).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at June 30, 2022.

According to the Market Readout, at the end of 2022, the U.S. dollar will remain at approximately R$5.10, while the Selic rate should reach 13.75% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, the most recent version of which published in June 2022, in comparison with the current level of the Federal Funds rate on July 29, 2022.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date June 30, 2022. Given the instability in the current economic scenario caused by the COVID-19 pandemic and the global effects resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Additional variation to the book value		
				Gain (losses)
Instrument / Sensitivity	Exposure value as June 30, 2022	Probable (USDBRL 5,1)	Reasonably possible (USDBRL 5,94)	Possible (USDBRL 7,35)
Brazilian real/U.S. dollar exchange rate				
Bonds	(37,424,872)	985,993	(5,033,324)	(15,099,972)
Export prepayments	(1,559,359)	41,083	(209,720)	(629,161)
Investments	(2,145,740)	56,532	(288,584)	(865,751)
SACE	(1,598,026)	42,101	(214,921)	(644,762)
Dollar call and put options (i)	878	56,667	(303,587)	(1,519,494)
Dollar swap x CDI	(214,811)	24,670	(139,227)	(413,323)
MONFORTE	(223,612)	5,891	(30,074)	(90,222)
Nexi	(107,026)	2,820	(14,394)	(43,182)
Other	(735,835)	19,386	(98,963)	(296,890)
Financial investments abroad	2,881,229	(75,909)	387,501	1,162,502
Dollar swap x IPCA	1,932	17,543	(99,006)	(294,088)

				Gain (losses)
Instrument / Sensitivity	Exposure value as June 30, 2022	Probable (4,06%)	Reasonably possible (4,83%)	Possible (8,92%)
Libor floating interest rate				
Export prepayments	(39,596)	(2,322)	(3,744)	(11,231)
Nexi	(107,026)	(10,410)	(16,781)	(50,342)
SACE	(1,598,026)	(129,773)	(209,187)	(627,561)
MONFORTE	(223,612)	(10,765)	(17,353)	(52,059)
Investments	(2,145,740)	(166,335)	(268,122)	(804,366)
Other	(735,835)	(39,662)	(63,933)	(191,798)

				Gain (losses)
Instrument / Sensitivity	Exposure value as June 30, 2022	Probable (13,75%)	Reasonably possible (17,01%)	Possible (24,52%)
CDI interest rate				
Debentures	(1,048,680)	(32,275)	(264,019)	(965,747)
Financial investments in local currency	8,369,729	38,422	288,849	867,641

				Gain (losses)
Instrument / Sensitivity	Exposure value as June 30, 2022	Probable (8,27%)	Reasonably possible (13,53%)	Possible (16,8%)
IPCA interest rate				
Debêntures	(133,837)	12,962	(6,102)	(18,766)
BNDES	(410,383)	157,471	(84,724)	(283,922)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(4,063)	456	(218)	(677)
CRA	(760,875)	257,656	(136,871)	(454,811)
Dollar swap x IPCA	1,932	(74,253)	36,182	112,368

				Ganhos (perdas)
Instrument / Sensitivity	Exposure value as June 30, 2022	Probable (13,75%)	Reasonably possible (17,01%)	Possible (24,52%)
Selic interest rate				
Leniency agreement	(811,614)	(4,011)	(30,187)	(90,905)
Dollar swap x CDI	(214,811)	14	103	300

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands Reais, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	Jun/22	Dec/21	Jun/22	Dec/21
Brazil				
IPI	149,377	131,290	149,377	131,290
ICMS	389,085	485,302	387,817	483,916
PIS and Cofins	33,705	33,516	30,861	31,141
Other	43,794	46,117	41,057	43,595
Other countries				
Value-added tax	155,792	229,571		
Tax on financial income	325,531	346,817		
Total	**1,097,284**	**1,272,613**	**609,112**	**689,942**
Current liabilities	852,775	1,012,116	609,112	689,942
Non-current liabilities	244,509	260,497		
Total	**1,097,284**	**1,272,613**	**609,112**	**689,942**

22 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

	Consolidated		Parent company	
	Jun/22	Jun/21	Jun/22	Jun/21
Profit before IR and CSL	**3,279,662**	**13,297,044**	**2,260,365**	**12,342,223**
IR and CSL at the rate of 34%	(1,115,085)	(4,520,995)	(768,524)	(4,196,356)
Permanent adjustments to the IR and CSL calculation basis				
Equity in results of investees	9,018	1,017	1,032,377	1,650,009
Thin capitalization	(94,828)	(334,398)	(94,828)	(334,398)
Effect of the refund of Braskem America´s tax benefit		384,884		384,884
Different jurisdictional taxes rates for companies abroad and tax basis	552,019	785,010		
Tax on dividends distribution	(125,413)			
Other permanent adjustments	(20,693)	363,150	48,395	71,431
Effect of IR and CSL on results of operations	**(794,982)**	**(3,321,332)**	**217,420**	**(2,424,430)**
Current IR and CSL expense	(931,406)	(1,777,916)	(802)	(1,025,628)
Deferred IR and CSL expense	136,424	(1,543,416)	218,222	(1,398,802)
Total	**(794,982)**	**(3,321,332)**	**217,420**	**(2,424,430)**
Effective rate	**24.2%**	**25.0%**	**-9.6%**	**19.6%**

All amounts in thousands Reais, except as otherwise stated

(b) Income tax and social contribution on deferred income

	Consolidated		Parent company	
Asset	**Jun/22**	**Dec/21**	**Jun/22**	**Dec/21**
Tax losses (IR) and negative base (CSL)	3,222,692	3,354,716	273,758	58,421
Exchange variations	3,419,695	4,280,062	3,419,695	4,280,062
Temporary adjustments	4,471,883	4,782,277	4,181,939	4,374,027
Other	132,726	147,232	115,798	129,376
	11,246,996	**12,564,287**	**7,991,190**	**8,841,886**
Liability				
Amortization of goodwill based on future profitability	722,801	725,097	715,568	715,568
Tax depreciation	4,000,281	4,176,950	1,113,092	1,057,649
PIS/Cofins credit - exclusion of ICMS from the calculation basis	189,649	331,479	189,649	331,479
Temporary adjustments	100,909	88,993		
Present value adjustment and amortized cost	132,212	154,691	132,212	154,691
Amortization of fair value adjustments on	209,352	232,432	209,352	232,432
Other	4,817	4,827	4,817	4,818
	5,360,021	**5,714,469**	**2,364,690**	**2,496,637**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

				Jun/22
	Headquarters (Country)	**Tax calculation**	**Offsetting**	**Balance**
Assets				
Braskem S.A	Brazil	7,991,190	(2,364,690)	5,626,500
Braskem Argentina	Argentina	12,779		12,779
Braskem America	USA	150,454	(150,454)	
Braskem Alemanha	Germany	39,633		39,633
Braskem Chile	Chile	607		607
Braskem Idesa	Mexico	2,922,845	(1,558,037)	1,364,808
Braskem Idesa Serviços	Mexico	25		25
Braskem México Serviços	Mexico	7,175		7,175
Braskem México	Mexico	47,453		47,453
Cetrel	Brazil	38,618	(4,758)	33,860
DAC	Brazil	36,217	(2,476)	33,741
		11,246,996	**(4,080,415)**	**7,166,581**
Liabilities				
Braskem S.A	Brazil	2,364,690	(2,364,690)	
Braskem America	USA	1,430,060	(150,454)	1,279,606
Braskem Idesa	Mexico	1,558,037	(1,558,037)	
Cetrel	Brazil	4,758	(4,758)	
DAC	Brazil	2,476	(2,476)	
		5,360,021	**(4,080,415)**	**1,279,606**

(d) Realization of deferred tax assets

In the period ended June 30, 2022, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

All amounts in thousands Reais, except as otherwise stated

23 Sundry provisions

		Consolidated		Parent company
	Jun/22	Dec/21	Jun/22	Dec/21
Provision for environmental damages	947,365	1,035,426	933,851	981,695
Provision for customers rebates	46,621	101,253	9,918	26,810
Other	138,541	152,584	101,204	112,806
Total	**1,132,527**	**1,289,263**	**1,044,973**	**1,121,311**
Current liabilities	315,352	465,051	265,135	377,314
Non-current liabilities	817,175	824,212	779,838	743,997
Total	**1,132,527**	**1,289,263**	**1,044,973**	**1,121,311**

24 Provisions for legal proceedings

24.1 Claims with probable chance of loss

		Consolidado		Controladora
	Jun/22	Dec/21	Jun/22	Dec/21
Labor claims	232,399	268,758	228,040	262,187
Tax claims				
IR and CSL	58,650	61,946	58,650	61,946
PIS and Cofins	314,018	299,202	314,018	299,202
ICMS	332,964	331,094	332,964	331,094
Other tax claims	24,394	22,857	20,624	19,221
	730,026	**715,099**	**726,256**	**711,463**
Corporate claims	101,600	94,826	101,600	94,826
Civil claims and other	109,889	75,147	109,685	74,963
	1,173,914	**1,153,830**	**1,165,581**	**1,143,439**

24.2 Contingent liabilities

			Consolidated
	Note	Jun/22	Dec/21
Tax claims		17,666,339	17,224,429
Civil claims - Alagoas	26.1	2,738,336	2,614,344
Civil claims - Other		821,699	737,083
Labor claims		701,138	763,555
Environmental claims		621,366	571,057
Social security claims		513,805	398,783
Other lawsuits		366,390	337,807
Total		**23,429,074**	**22,647,058**

All amounts in thousands Reais, except as otherwise stated

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The Company already has paid R$3,070,578, distributed as shown below:

Agreements signed with:	AGU FCG and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	877,763	296,591	407,300	1,282,464	206,460	3,070,578

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities.

Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

26 Geological event - Alagoas

The Company operated, since their origin and as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

The Geological Survey of Brazil ("CPRM") issued a report, in May 2019, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understand the geological event occurring in a specific region of Maceió and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) the understanding the geological phenomenon and possible surface effects; and (ii) the analyses of well's stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

All amounts in thousands Reais, except as otherwise stated

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in the PCF.

In parallel, the Company negotiated with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020 (version 4), and the specialized and independent technical studies ("Studies") commissioned by the Company and carried out by internationally recognized entities, comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with eventual parties.

After executing these main agreements, over the course of 2021 and the first half of 2022, the Company has been maintaining its best efforts towards solving the issues arising from the geological event, proactively adopting all necessary and applicable measures whilst fully honoring all commitments undertaken. Worth noting: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure planning approved by the ANM, seeking to stabilize the subsidence phenomenon related to the salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on June

All amounts in thousands Reais, except as otherwise stated

30, 2022 was R$7,701,759, with R$4,719,473 under current liabilities and R$2,982,286 under non-current liabilities.

The following table shows the changes in the provision in the period:

		Parent company
		Consolidated
	Jun/22	Dec/21
Balance at the beginning of the year	**7,661,259**	**9,175,777**
Provisions	1,253,454	1,339,765
Payments and reclassifications (*)	(1,308,374)	(2,928,081)
Realization of present value adjusment	95,420	73,798
Total	**7,701,759**	**7,661,259**
Current liability	4,719,473	4,378,071
Non-current liability	2,982,286	3,283,188
Total	**7,701,759**	**7,661,259**

(*) Of this amount, R$1,172,929 (2021: R$2,739,686) refers to payments made and R$135,445 (2021: R$188,395) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

   For this actions, the balance of this provision is R$2,683,886 (2021: R$3,390,849) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

   The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

   The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

   In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the Federal Prosecution Office the environmental diagnosis containing the evaluating the potential

All amounts in thousands Reais, except as otherwise stated

environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. With the submission of this environmental diagnosis, Braskem will follow the process established in the agreement regarding the discussions with authorities.

The provisioned balance amount of R$1,643,697 (2021: R$1,691,032) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, updated by inflation index established in the agreement, is R$1,605,402 (2021: R$1,577,186).

d. Additional measures, for which the balance of provision is R$1,768,774 (R$1,002,192), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the developments of discussions on the environmental plan with authorities, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

The Company has been making progress in negotiations with government authorities about other requests to understand them better. Although future disbursements may occours as a result of the negociations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (“ACP”) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender’s Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company’s financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the Alagoas State Prosecutors’ Office (“MPE”), the Alagoas State Public Defenders’ Office (“DPE”), the Federal Prosecutors’ Office (“MPF”) and the Federal Public Defenders’ Office (“DPU”, and jointly with the MPE, DPE and MPF, the “Authorities”), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

All amounts in thousands Reais, except as otherwise stated

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On June 30, 2022, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$332,095 under current assets (2021: R$835,517). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the amount of R$1.8 billion (down from the R$2 billion performance bond envisaged in the Agreement).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action ("ACP") filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study was delivered to the MPF on June 30, 2022 and is expected to be analyzed and discussed as per the agreement for final consolidation of the actions to be adopted in the mutual

All amounts in thousands Reais, except as otherwise stated

agreement between the Company and the MPF. Since this process has not yet started, it is impossible to predict its outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For this social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, including the Municipality of Maceió.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office (DPU): refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

All amounts in thousands Reais, except as otherwise stated

On June 30, 2022, the inflation-adjusted amount of this lawsuit was R$1.4 billion (2021: R$1.4 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. As a result of a joint petition filed by the parties, the lawsuit was suspended until December 20, 2022.

Braskem´s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(v) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of June 30, 2022, the amount of this action is R$292 million (2021: R$264 million). The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vi) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On June 30, 2022, Braskem was defendant in several other actions, that, in aggregate, involve the amount of approximately R$999 million (2021: R$895 million), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

27 Equity

27.1 Capital

On June 30, 2022, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			40,752,798	11.81			40,752,798	5.11
Other		12,907,077	2.86	148,697,949	43.09	478,790	100.00	162,083,816	20.34
Total		**451,668,652**	**100.00**	**344,394,984**	**99.81**	**478,790**	**100.00**	**796,542,426**	**99.92**
Treasury shares				665,408	0.19			665,408	0.08
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

27.2 Rights to shares

In the period ended June 30, 2022, 236,758 shares held in treasury were delivered to participants of the LTI Program 2019, which was fully settled in April 2022.

27.3 Payment of dividends

On April 19, 2022, the Annual and Extraordinary Shareholders Meeting approved distribution of the proposed additional dividends for fiscal year 2021, corresponding to R$1.696348838321 per outstanding common share and class "A" preferred share, in the amount of R$1.35 billion, payment of which was made as from May 2, 2022.

All amounts in thousands Reais, except as otherwise stated

27.4 Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2020	**96,571**	**(322)**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,209,498)**	**(923,014)**	**(6,132,512)**
Additional indexation										
Realization by depreciation or write-off assets	(19,822)							(19,822)		(19,822)
Income tax and social contribution	6,740							6,740		6,740
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(545)							(545)		(545)
Income tax and social contribution	185							185		185
Fair value adjustments										
Accounts receivable		(98)						(98)		(98)
Foreign sales hedge										
Exchange rate				1,132,773				1,132,773	6,007	1,138,780
Transfer to result				1,334,629				1,334,629	60,950	1,395,579
Income tax and social contribution				(830,881)				(830,881)	(20,087)	(850,968)
Fair value of Cash flow hedge										
Change in fair value					424,794			424,794		424,794
Transfer to result					60,988			60,988	20,330	81,318
Income tax and social contribution					(162,726)			(162,726)	(6,099)	(168,825)
Fair value of cash flow hedge from jointly-controlled (RPR)					(2,405)			(2,405)		(2,405)
Actuarial losses net of benefits post-employment, net of taxes						1,067		1,067		1,067
Foreign currency translation adjustment							(1,055,858)	(1,055,858)	52,270	(1,003,588)
Effect of CPC 42 / IAS 29 - hyperinflation							18,238	18,238		18,238
Balances at June 30, 2021	**83,129**	**(420)**	**(5,774)**	**(8,336,236)**	**(288,546)**	**(162,647)**	**4,408,075**	**(4,302,419)**	**(809,643)**	**(5,112,062)**

All amounts in thousands Reais, except as otherwise stated

	Attributed to shareholders' interest									Consolidated
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2021	**69,688**	**(452)**	**(5,774)**	**(9,818,677)**	**(346,471)**	**(140,686)**	**7,072,214**	**(3,170,158)**	**(897,467)**	**(4,067,625)**
Additional indexation										
Realization by depreciation or write-off assets	(19,822)							(19,822)		(19,822)
Income tax and social contribution	6,740							6,740		6,740
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(545)							(545)		(545)
Income tax and social contribution	187							187		187
Fair value adjustments										
Accounts receivable		60						60		60
Foreign sales hedge										
Exchange rate				1,868,175				1,868,175	81,707	1,949,882
Transfer to result				881,401				881,401	41,416	922,817
Income tax and social contribution				(920,081)				(920,081)	(36,937)	(957,018)
Fair value of Cash flow hedge										
Change in fair value					375,724			375,724		375,724
Transfer to result					1			1		1
Income tax and social contribution					(127,747)			(127,747)		(127,747)
Fair value of cash flow hedge from jointly-controlled (RPR)					1,660			1,660		1,660
Actuarial loss with post-employment benefits, net of taxes										
Foreign currency translation adjustment							(1,637,853)	(1,637,853)	88,697	(1,549,156)
Effect of CPC 42 / IAS 29 - hyperinflation							30,701	30,701		30,701
Balances at June 30, 2022	**56,248**	**(392)**	**(5,774)**	**(7,989,182)**	**(96,833)**	**(140,686)**	**5,465,062**	**(2,711,557)**	**(722,584)**	**(3,434,141)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands Reais, except as otherwise stated

28 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Jun/22		Jun/21
	Basic	Diluted	Basic	Diluted
Profit for the period attributed to Company's shareholders	2,477,785	2,477,785	9,917,793	9,917,793
Distribution of priority dividends attributable to:				
Preferred shares class "A"	208,655	208,655	208,564	208,564
Preferred shares class "B"	290	290	303	303
	208,945	208,945	208,867	208,867
Distribution of 6% of unit price of common shares	273,648	273,648	273,726	273,726
Distribution of excess profits, by class:				
Common shares	1,132,215	1,132,215	5,356,246	5,356,246
Preferred shares class "A"	862,977	862,977	4,078,954	4,078,954
	1,995,192	1,995,192	9,435,200	9,435,200
Reconciliation of income available for distribution, by class (numerator):				
Common shares	1,405,863	1,405,863	5,629,972	5,629,972
Preferred shares class "A"	1,071,632	1,071,632	4,287,518	4,287,518
Preferred shares class "B"	290	290	303	303
	2,477,785	2,477,785	9,917,793	9,917,793
Weighted average number of shares, by class (denominator):				
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,262,870	345,060,392	343,960,297	345,049,672
Preferred shares class "B"	478,790	478,790	500,230	500,230
	796,410,312	797,207,834	796,129,179	797,218,554
Profit (loss) per share (in R$)				
Common shares	3.1126	3.1126	12.4648	12.4648
Preferred shares class "A"	3.1128	3.1056	12.4652	12.4258
Preferred shares class "B"	0.6057	0.6057	0.6057	0.6057

Weighting of shares:

			Basic
			Preferred shares
			Class "A"
	Nota	Outstanding shares	Weighted average
Amount at beginning of the period		**344,158,226**	**344,158,226**
Incentive long term plan payments with treasury shares	27.2	236,758	104,644
Amount at the end of the period		**344,394,984**	**344,262,870**

All amounts in thousands Reais, except as otherwise stated

29 Net revenues

	Consolidated		Parent company	
	Jun/22	Jun/21	Jun/22	Jun/21
Sales revenue				
Domestic market				
Revenue	38,688,592	34,130,448	38,577,090	34,059,739
Rebates	(51,110)	(46,963)	(51,110)	(46,963)
	38,637,482	34,083,485	38,525,980	34,012,776
Foreign market				
Revenue	22,120,671	23,049,644	6,323,280	5,027,652
Rebates	(15,929)	(22,992)	(323)	(240)
	22,104,742	23,026,652	6,322,957	5,027,412
	60,742,224	57,110,137	44,848,937	39,040,188
Sales and services deductions				
Taxes				
Domestic market	(8,401,864)	(7,816,085)	(8,376,167)	(7,804,526)
Foreign market	(33,290)	(24,697)		
Sales returns				
Domestic market	(85,413)	(66,950)	(85,413)	(66,950)
Foreign market	(78,914)	(88,772)	(11,175)	(19,147)
	(8,599,481)	(7,996,504)	(8,472,755)	(7,890,623)
Net sales and services revenue	**52,142,743**	**49,113,633**	**36,376,182**	**31,149,565**

30 Expenses by nature and function

	Consolidated		Parent company	
	Jun/22	Jun/21	Jun/22	Jun/21
Classification by nature:				
Raw materials other inputs	(37,322,431)	(27,624,397)	(29,131,047)	(19,137,899)
Personnel expenses	(1,604,989)	(1,601,679)	(1,054,914)	(1,030,074)
Outsourced services	(1,620,489)	(1,307,824)	(1,098,605)	(888,914)
Depreciation and amortization	(2,125,603)	(1,854,126)	(1,388,713)	(1,062,299)
Freights	(1,895,253)	(1,345,025)	(701,542)	(599,564)
Idle industrial plants	(184,214)	(182,519)	(112,266)	(68,488)
Reversal for damages - Alagoas geological event (Note 26)	(1,253,454)	211,625	(1,253,454)	211,625
PIS and Cofins credits - exclusion of ICMS from the calculation basis		1,031,099		1,031,099
Other income	109,994	191,811	75,207	230,108
Other expenses	(847,959)	(832,617)	(543,349)	(552,230)
Total	**(46,744,399)**	**(33,313,652)**	**(35,208,683)**	**(21,866,636)**
Classification by function:				
Cost of products sold	(42,934,227)	(32,063,098)	(32,311,805)	(21,567,723)
Selling and distribution	(1,057,565)	(932,144)	(594,454)	(467,687)
(Loss) reversals for impairment of trade accounts receivable	(21,771)	5,187	(3,518)	1,157
General and administrative	(1,279,267)	(1,108,155)	(856,265)	(718,111)
Research and development	(151,094)	(124,217)	(82,396)	(67,474)
Other income	109,994	1,434,535	75,207	1,472,832
Other expenses	(1,410,469)	(525,760)	(1,435,452)	(519,630)
Total	**(46,744,399)**	**(33,313,652)**	**(35,208,683)**	**(21,866,636)**

All amounts in thousands Reais, except as otherwise stated

31 Financial results

	Consolidated		Parent company	
	Jun/22	Jun/21	Jun/22	Jun/21
Financial income				
Interest income	387,017	172,565	358,798	143,739
Update of tax credits	13,649	995,107	13,647	995,078
Gain on derivatives	321,924	199,120	92,513	39
Other	66,791	40,538	62,430	35,524
	789,381	**1,407,330**	**527,388**	**1,174,380**
Financial expenses				
Interest expenses	(1,457,318)	(1,390,723)	(1,523,817)	(1,590,895)
Monetary variations on fiscal debts	(111,719)	(47,407)	(111,277)	(43,074)
Discounts granted	(71,159)	(47,862)	(67,977)	(45,363)
Loans transaction costs - amortization	(171,249)	(426,859)	(6,301)	(4,745)
Adjustment to present value - appropriation	(215,741)	(86,025)	(205,388)	(90,633)
Interest expense on leases	(86,062)	(77,761)	(58,075)	(45,931)
Losses on derivatives	(426,487)	(786,485)	(168,763)	(341,660)
Other	(242,810)	(194,437)	(118,424)	(92,753)
	(2,782,545)	**(3,057,559)**	**(2,260,022)**	**(2,255,054)**
Exchange rate variations, net				
On financial assets	(504,163)	(218,969)	(309,416)	(35,614)
On financial liabilities	352,121	(636,731)	97,543	(677,557)
	(152,042)	**(855,700)**	**(211,873)**	**(713,171)**
Total	**(2,145,206)**	**(2,505,929)**	**(1,944,507)**	**(1,793,845)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Jun/22	Dec/21	Variation	Jun/22	Jun/21	Variation
U.S. dollar - Brazilizan real	5.2380	5.5805	-6.14%	5.0782	5.3862	-5.72%
Euro - Brazilizan real	5.4842	6.3210	-13.24%	5.5568	6.4902	-14.38%
Mexican peso - Brazilizan real	0.2604	0.2730	-4.62%	0.2505	0.2669	-6.14%
U.S. dollar - Mexican peso	20.1266	20.4519	-1.59%	20.2791	20.1904	0.44%
U.S. dollar - Euro	0.9551	0.8853	7.89%	0.9155	0.8297	10.33%

All amounts in thousands Reais, except as otherwise stated

32 Segment information

						Operating expenses	Jun/22
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	37,077,194	(32,409,495)	4,667,699	(881,298)		(1,394,310)	2,392,091
USA and Europe	13,851,934	(11,006,724)	2,845,210	(404,191)		37,675	2,478,694
Mexico	3,386,659	(2,361,072)	1,025,587	(234,446)		4,476	795,617
Total	**54,315,787**	**(45,777,291)**	**8,538,496**	**(1,519,935)**		**(1,352,159)**	5,666,402
Other segments	196,770	(127,659)	69,111	42,500	26,524	1,796	139,931
Corporate unit				(1,031,083)		59,590	(971,493)
Braskem consolidated before eliminations and reclassifications	**54,512,557**	**(45,904,950)**	**8,607,607**	**(2,508,518)**	**26,524**	**(1,290,773)**	**4,834,840**
Eliminations and reclassifications	(2,369,814)	2,970,723	600,909	(1,179)		(9,702)	590,028
Total	**52,142,743**	**(42,934,227)**	**9,208,516**	**(2,509,697)**	**26,524**	**(1,300,475)**	**5,424,868**

						Operating expenses	Jun/21
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	31,822,975	(20,454,873)	11,368,102	(690,786)		(121,313)	10,556,003
USA and Europe	15,554,138	(11,036,074)	4,518,064	(413,051)		(30,006)	4,075,007
Mexico	2,875,423	(1,429,494)	1,445,929	(228,357)		(5,274)	1,212,298
Total	**50,252,536**	**(32,920,441)**	**17,332,095**	**(1,332,194)**		**(156,593)**	**15,843,308**
Other segments	165,438	(104,043)	61,395	39,790	2,992	347	104,524
Corporate unit				(856,582)		1,075,522	218,940
Braskem consolidated before eliminations and reclassifications	**50,417,974**	**(33,024,484)**	**17,393,490**	**(2,148,986)**	**2,992**	**919,276**	**16,166,772**
Eliminations and reclassifications	(1,304,341)	961,386	(342,955)	(10,343)		(10,501)	(363,799)
Total	**49,113,633**	**(32,063,098)**	**17,050,535**	**(2,159,329)**	**2,992**	**908,775**	**15,802,973**

33 Contractual obligations

The Company has long-term contractual obligations arising from agreements executed for the purchase of inputs. As of June 30, 2022, these obligations amounted to R$6,235,896 and should be settled by 2044.

34 Subsequent events

(i) On July 26, Braskem S.A. added the corporate credit facility in the amount of US$100 million due in June 2027 linked to the sustainability goal (SLL – Sustainability Linked Loan).

(ii) On August 2, Braskem S.A. signed a contract for the acquisition of 61.1% of the capital stock of Wise Plásticos S.A., which operates in the mechanical recycling sector, with an estimated amount to be disbursed at R$121 million. This transaction is part of the Company's macro objective of eliminating plastic waste and is subject to the approval of the competent authorities and other precedent conditions established between the parties.